Exhibit 99.1

ANNUAL INFORMATION FORM

For the year ended December 31, 2010

March 24, 2011

TABLE OF CONTENTS

GLOSSARY OF TERMS	1	NGL Extraction	33
ABBREVIATIONS, TERMS AND CONVERSIONS	4	NGL Fractionation	33
NON-GAAP MEASURES	4	NGL Transportation	34
NOTE REGARDING FORWARD-LOOKING INFORMATION	5	NGL Storage	34
INCORPORATION AND STRUCTURE	7	NGL Marketing	34
Provident Energy Ltd.	7	Commercial Arrangements	34
Provident Midstream Holdings LP	8	RISK FACTORS	35
Provident Midstream LP	8	Natural Gas Liquids Midstream Processing and Marketing Business Risk Factors	35
Provident Midstream Inc.	8	General Risk Factors	38
Pro Holding Company	8	INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	39
Provident Midstream USA Inc.	9	TRANSFER AGENT AND REGISTRAR	39
INFORMATION CONCERNING PEL AND ITS BUSINESS	9	MATERIAL CONTRACTS	40
General	9	DOCUMENTS INCORPORATED BY REFERENCE	40
Cash Dividends	10	PRINCIPAL HOLDERS OF COMMON SHARES	40
Common Shares	10	ADDITIONAL INFORMATION	40
Initial 6.5 Percent Debentures	11
Supplemental 6.5 Percent Debentures	11	SCHEDULE A - AUDIT COMMITTEE INFORMATION
5.75 Percent Debentures	12
Debt Financing	13
Shareholder Rights Plan	14
GENERAL DEVELOPMENT OF THE BUSINESS OF PROVIDENT	14
Three Year History	14
Sale of Provident's Oil and Natural Gas Production Business	17
Conversion of the Trust	18
RISK MANAGEMENT	19
OIL AND NATURAL GAS OPERATIONS	20
NATURAL GAS LIQUIDS MIDSTREAM PROCESSING AND MARKETING OPERATIONS	20
MARKET FOR SECURITIES	23
RECORD OF CASH DIVIDENDS	24
PREMIUM DIVIDEND AND DIVIDEND REINVESTMENT SHARE PURCHASE PLAN	25
DIRECTORS AND OFFICERS	26
AUDIT COMMITTEE INFORMATION	31
INFORMATION CONCERNING THE NATURAL GAS LIQUIDS MIDSTREAM PROCESSING AND MARKETING INDUSTRY	33
General	33

- i -

GLOSSARY OF TERMS

"5.75 Percent Debentures" means the 5.75 percent convertible unsecured subordinated debentures of Provident issued in November 2010;

"ABCA" means the Business Corporations Act (Alberta), as amended, including the regulations promulgated thereunder;

"affiliate" or "associate" when used to indicate a relationship with a person or company, means the same as set forth in the Securities Act (Alberta);

"BEC L.P." means BreitBurn Energy Company L.P., a Delaware limited partnership and previously an indirect subsidiary of the Trust;

"Provident Board" means the board of directors of PEL;

"BreitBurn" means BreitBurn Energy Company LLC, a former California limited liability company;

"BreitBurn MLP" means BreitBurn Energy Partners L.P., a publicly traded Delaware limited partnership;

"Common Shares" means the common shares in the capital of PEL;

"Computershare" means Computershare Trust Company of Canada;

"Conversion" means the conversion of the Trust from a trust structure to a corporate structure effective January 1, 2011 pursuant to a plan of arrangement under section 193 of the ABCA involving the Trust, PEL, Newco and the Unitholders;

"Conversion Circular" means the information circular of the Trust dated October 29, 2010 in connection with the special meeting of the Unitholders held on December 1, 2010;

"Debentures" means, collectively, the Initial 6.5 Percent Debentures, the Supplemental 6.5 Percent Debentures and the 5.75 Percent Debentures;

"Founders" means Founders Energy Ltd., a predecessor of PEL;

"Initial 6.5 Percent Debentures" means the 6.5 percent convertible unsecured subordinated debentures of Provident issued in March 2005;

"Joint Circular" means the joint information circular dated May 10, 2010 in connection with the special meeting of the Unitholders and the shareholders of Midnight held on June 28, 2010;

"Midnight" means Midnight Oil Exploration Ltd.;

"Midnight Arrangement" means the plan of arrangement under section 193 of the ABCA involving the Trust, Midnight, certain subsidiaries of the Trust, the Unitholders and the shareholders of Midnight pursuant to which Midnight acquired Provident's oil and natural gas business effective June 29, 2010;

"Midstream Business" means the midstream business of Provident including the Midstream NGL Business and the business carried on with the Redwater Midstream NGL Assets;

"Midstream NGL Acquisition" means the acquisition by Provident of certain assets, shares and partnership interests which comprised the natural gas liquids business of EnCana Corporation, 1140102 Alberta Ltd., EnCana Midstream Inc., WD Energy Services Inc. and EnCana Kerrobert Pipelines Limited which closed on December 13, 2005;

"Midstream NGL Business" means the natural gas liquids midstream processing and marketing business acquired by Provident from EnCana Corporation, 1140102 Alberta Ltd., EnCana Midstream Inc., WD Energy Services Inc. and EnCana Kerrobert Pipelines Limited;

"Newco" means 1564911 Alberta ULC, an unlimited liability corporation incorporated under the ABCA for purposes of participating in the Conversion;

"NYSE" means the New York Stock Exchange;

"Pace" means Pace Oil & Gas Ltd.;

"PEL" means Provident Energy Ltd.;

"PHC" means Pro Holding Company;

"PMHLP" means Provident Midstream Holdings LP;

"PMI" means Provident Midstream Inc.;

"PMLP" means Provident Midstream LP;

"PMUSAI" means Provident Midstream USA Inc.;

"Provident" means PEL and, where the context requires, includes the direct and indirect subsidiaries and affiliates of PEL, and where the context requires, includes the Trust and its direct and indirect subsidiaries and affiliates prior to the Conversion;

"Redwater Midstream NGL Assets" means the assets acquired by Provident pursuant to the acquisition of the Redwater natural gas liquids processing business from Williams Energy (Canada) Inc., consisting of a natural gas gathering system and processing plant, as well as an NGL extraction plant, fractionation facilities, transportation systems and storage assets;

"Shareholder Rights Plan" means the shareholder rights plan of PEL adopted January 1, 2011;

"Shareholders" means the holders from time to time of the Common Shares;

"subsidiary" means, when used to indicate a relationship with another body corporate:

(a)
a body corporate which is controlled by (i) that other, or (ii) that other and one or more bodies corporate, each of which is controlled by that other, or (iii) two or more bodies corporate each of which is controlled by that other, or

(b)	a subsidiary of a body corporate that is the other's subsidiary;

"Supplemental 6.5 Percent Debentures" means the 6.5 percent convertible unsecured subordinated debentures of Provident issued in November 2005;

"Trust" means Provident Energy Trust, a trust settled pursuant to the laws of Alberta which existed prior to the Conversion;

"Trust Unit" means a unit of the Trust, each unit representing an equal undivided beneficial interest therein;

"TSX" means the Toronto Stock Exchange;

"United States" and "U.S." mean the United States of America, it territories and possessions, any state of the United States, and the District of Columbia; and

"Unitholders" means the former holders from time to time of the Trust Units.

Words importing the singular number only include the plural and vice versa and words importing any gender include all genders.  All dollar amounts set forth in this Annual Information Form are in Canadian dollars, except where otherwise indicated.

ABBREVIATIONS, TERMS AND CONVERSIONS

In this Annual Information Form, the abbreviations and terms set forth below have the meanings indicated.

Oil and Natural Gas Liquids		Natural Gas

bbls	barrels	mcf	thousand cubic feet
bpd	barrels of oil per day	mcfd	thousand cubic feet per day
mmbbls	million barrels	mmcfd	million cubic feet per day
mmboe	million barrels of oil equivalent	bcfd	billion cubic feet per day
NGLs	natural gas liquids	mmbtu	million British Thermal Units
		gj	gigajoule

Other
boe
means barrel of oil equivalent, using the conversion factor of 6 mcf of natural gas being equivalent to one bbl of oil, unless otherwise specified.  The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	cubic metres	0.0282
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.289
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	mmbtu	0.950
bbls	U.S. gallons	42

NON-GAAP MEASURES

In this Annual Information Form and the documents incorporated by reference herein, Provident uses the terms "funds flow from operations" and "adjusted funds flow from continuing operations", which excludes realized loss on buyout of financial derivative instruments and strategic review and restructuring costs, to refer to the cash available for debt repayments, capital programs and distributions. Both these measures are indicators of the financial performance of Provident.  "Funds flow from operations" and "adjusted funds flow from continuing operations" are not measures recognized by Canadian generally accepted accounting principles ("Canadian GAAP") and do not have standardized meanings prescribed by Canadian GAAP.  Therefore, "funds flow from operations" and "adjusted funds flow from continuing operations" may not be comparable to similar measures presented by other issuers, and investors are cautioned that "funds flow from operations" and "adjusted funds flow from continuing operations" should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with Canadian GAAP.  All references to "funds flow from operations" are based on cash provided by operating activities before changes in non-cash working capital related to operating activities and site restoration expenditures, as presented in the consolidated financial statements of Provident. All references to "adjusted funds flow from continuing operations" are based on funds flow from continuing operations excluding buyout of financial derivatives, instruments and strategic review and restructuring costs.  The actual amount of cash that is distributed cannot be assured and future distributions may vary.

Management also uses "adjusted EBITDA" (as defined below) and "adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs" to analyze the operating performance of the business.  "Adjusted EBITDA" and "adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs" as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore they may not be comparable with the calculation of similar measures for other entities. The adjusted EBITDA measures as presented are not intended to represent operating cash flow or operating profits for the period nor should the measures be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.  All references to "adjusted EBITDA" and "adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs" throughout this short form prospectus and the documents incorporated by reference herein are based on earnings before interest, taxes, depreciation, accretion, and other non-cash items ("adjusted EBITDA"). Provident uses such terms as an indicator of financial performance because such terms are commonly utilized by investors to evaluate royalty trusts and income funds in the energy sector.  Provident believes that such terms are useful supplemental measures as they provide investors with information of what cash is available for distribution in such periods.

NOTE REGARDING FORWARD-LOOKING INFORMATION

This Annual Information Form and the documents incorporated by reference herein contain forward-looking information under applicable securities legislation. This information relates to future events or Provident's future performance.  Such forward-looking information is provided for the purpose of providing information about management's current expectations and plans relating to the future.  Readers are cautioned that reliance on such information may not be appropriate for other purposes, such as making investment decisions.  All statements other than statements of historical fact are forward-looking information.  In some cases, forward-looking information can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology.

Forward-looking information in this Annual Information Form includes, but is not limited to, business strategy and objectives, capital expenditures, development plans, acquisition and disposition plans and the timing thereof, operating and other costs, budgeted levels of cash dividends and the performance associated with Provident's business.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual events or results to differ materially from those anticipated by Provident and described in the forward-looking information.  In addition, this Annual Information Form and the documents incorporated by reference herein may contain forward-looking information attributed to third party industry sources.  Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur.  By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking information will not occur.  Forward-looking information in this Annual Information Form and the documents incorporated by reference herein may include, but is not limited to, information with respect to:

•	Provident's ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets;
•	Provident's acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;
•	the emergence of accretive growth opportunities;
•	the ability to achieve an appropriate level of monthly cash dividends;
•	the impact of Canadian and U.S. governmental regulation on Provident;
•	the existence, operation and strategy of the commodity price risk management program;
•	the approximate and maximum amount of forward sales and hedging to be employed;
•	changes in oil and natural gas prices and the impact of such changes on cash flow after financial derivative instruments;
•	the level of capital expenditures;
•	currency, exchange and interest rates;
•	the performance characteristics of Provident's business;
•	the growth opportunities associated with Provident's business
•	the availability and amount of tax pools available to offset Provident's cash taxes; and
•	the nature of contractual arrangements with third parties in respect of Provident's business.

Although Provident believes that the expectations reflected in the forward-looking information are  reasonable, there can be no assurance that such expectations will prove to be correct.  Provident can not guarantee future results, levels of activity, performance, or achievements.  Moreover, neither Provident nor any other person assumes responsibility for the accuracy and completeness of the forward-looking information.  Some of the risks and other factors, some of which are beyond the Provident's control, which could cause results to differ materially from those expressed in the forward-looking information contained in this Annual Information Form and the documents incorporated by reference herein include, but are not limited to:

•	general economic and credit conditions in Canada, the United States and globally;
•	industry conditions associated with Provident's business;
•	fluctuations in the price of crude oil, natural gas and natural gas liquids;
•	interest payable on notes issued in connection with acquisitions;
•	governmental regulation in North America of the energy industry, including income tax and environmental regulation;
•	fluctuation in foreign exchange or interest rates;
•	stock market volatility and market valuations;
•	the impact of environmental events;
•	the need to obtain required approvals from regulatory authorities;
•	unanticipated operating events;
•	failure to realize the anticipated benefits of acquisitions;
•	competition for, among other things, capital reserves and skilled personnel;
•	failure to obtain industry partner and other third party consents and approvals, when required;
•	risks associated with foreign ownership;
•	third party performance of obligations under contractual arrangements; and
•	the other factors set forth under "Risk Factors" in this Annual Information Form.

Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties.  With respect to forward-looking information contained in this Annual Information Form, Provident has made assumptions regarding, among other things:

•	future natural gas, crude oil and NGL prices;
•	the ability of Provident to obtain qualified staff and equipment in a timely and cost-efficient manner to meet demand;
•	the regulatory framework regarding taxes and environmental matters in which Provident conducts its business;
•	the impact of increasing competition;
•	Provident's ability to obtain financing on acceptable terms;
•	the general stability of the economic and political environment in which Provident operates;
•	the timely receipt of any required regulatory approvals;
•	the timing and costs of pipeline, storage and facility construction and expansion and the ability of Provident to secure adequate product transportation;
•	currency, exchange and interest rates; and
•	the ability of Provident to successfully market its products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  The forward-looking information contained or incorporated by reference in this Annual Information Form is made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking information contained or incorporated by reference in this Annual Information Form is expressly qualified by this cautionary statement.

INCORPORATION AND STRUCTURE

Provident Energy Ltd.

Provident Energy Ltd. is a corporation incorporated under the ABCA.  All of the issued and outstanding Common Shares are held by the Shareholders.  Prior to the Conversion, the Trust indirectly held interests in a natural gas liquids midstream processing and marketing business through its various subsidiaries and PEL managed and administered the operating activities associated with the business held by the Trust's various subsidiaries.

Pursuant to the Conversion, PEL acquired, directly and indirectly, the same assets and business that the Trust owned immediately prior to the effective time of the Conversion and assumed all of the obligations of the Trust.  In accordance with the Conversion, the Trust was dissolved effective January 1, 2011 and thereafter ceased to exist.  PEL continues to carry on the business carried on by the Trust prior to the Conversion.  See "General Development of the Business of Provident - Conversion of the Trust".

PEL was incorporated under the ABCA on January 19, 2001 and was amalgamated with Founders pursuant to a plan of arrangement involving the Trust, PEL and Founders effective March 6, 2001.  PEL subsequently amalgamated with Maxx Petroleum Ltd. ("Maxx") effective May 25, 2001 pursuant to a plan of arrangement involving the Trust, PEL and Maxx.  PEL was also amalgamated with Richland Petroleum Corporation ("Richland") effective January 16, 2002 pursuant to a plan of arrangement involving the Trust, PEL and Richland.  PEL was amalgamated with Provident Management Corporation pursuant to a management internalization transaction involving the Trust, PEL, Provident Management Corporation and its shareholders effective January 17, 2003.  PEL was also amalgamated with Olympia Energy Inc. and Viracocha Energy Inc. on June 1, 2004 pursuant to plans of arrangement involving the Trust, PEL, Viracocha Energy Inc. and Olympia Energy Inc.  PEL also amalgamated with Provident Acquisitions Inc. on January 1, 2010 pursuant to an internal reorganization carried out to segregate and consolidate the Trust's subsidiaries along business units.  Effective January 1, 2011, PEL amalgamated with Newco pursuant to the Conversion.

The head and principal offices of PEL are located at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1.  The registered office of PEL is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Provident Midstream Holdings LP

Provident Midstream Holdings LP is a limited partnership registered in the Province of Alberta.  PMHLP was formed pursuant to a limited partnership agreement dated September 30, 2008.  PMHLP directly and indirectly holds substantially all of the equity interests in the subsidiaries of PEL, including PMLP and PMI.  The general partner of PMHLP is Provident Midstream Holdings GP ULC, a wholly-owned subsidiary of PEL, which holds a 0.1% interest in PMHLP.  PEL is the limited partner of PMHLP with a 99.9% interest in the limited partnership.

The head and principal offices of PMHLP are located at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1.  The registered office of the general partner of PMHLP is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Provident Midstream LP

Provident Midstream LP is a limited partnership registered in the Province of Alberta.  PMLP was formed pursuant to a limited partnership agreement dated December 8, 2005.  PMLP directly and indirectly holds the Canadian partnership interests acquired pursuant to the Midstream NGL Acquisition.  The general partner of PMLP is Provident GP Inc. which holds a 0.1 percent interest in PMLP.  PMHLP and PMI are the limited partners of PMLP with a 99.9 percent total interest in the partnership.  PMLP also holds a 98.53 percent partnership interest in Empress NGL Partnership, a general partnership formed under the laws of Alberta, which in turn holds a 99 percent partnership interest in Kinetic Resources LPG, a general partnership formed under the laws of Alberta.  1195714 Alberta Ltd., a wholly-owned subsidiary of Provident GP Inc., holds a 1.47 percent interest in and is the managing partner of Empress NGL Partnership and also holds a 1 percent interest in and is the managing partner of Kinetic Resources LPG.

The head and principal offices of PMLP, Empress NGL Partnership and Kinetic Resources LPG are located at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1.  The registered office of the general partner of PMLP, and the managing partner of Empress NGL Partnership and Kinetic Resources LPG, is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Provident Midstream Inc.

Provident Midstream Inc. is a corporation wholly-owned by PHC.  PMI was incorporated under the ABCA on June 6, 2005 and holds a limited partnership interest in PMLP.

The head and principal offices of PMI are located at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1.  The registered office of PMI is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta  T2P 4H3.

Pro Holding Company

Pro Holding Company is a corporation owned by PMHLP (common shares) and PEL (preferred shares).  PHC was incorporated in the State of Delaware on June 7, 2004.  PHC directly holds a 25 percent partnership interest in the Kinetic Resources U.S.A. partnership.  PHC owns all of the shares of Pro Midstream Company, a Delaware company, which holds the remaining 75 percent partnership interest in the Kinetic Resources U.S.A. partnership.  PHC also owns all of the outstanding shares of PMI.

The head and principal offices of PHC and Pro Midstream Company are located at 654 N Sam Houston Pkwy E. Houston, Texas 77060-5919.  The registered office of PHC and Pro Midstream Company is located at 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808.

Provident Midstream USA Inc.

Provident Midstream USA Inc. is a corporation wholly owned by PEL.  PMUSAI was incorporated in the State of Delaware on September 13, 2008 and owns all of the shares of Pro US LLC, a Delaware company.  PMUSAI and Pro US LLC hold certain assets located in the U.S. acquired as a result of the Midstream NGL Acquisition.

The head and principal offices of PMUSAI and Pro US LLC are located at 654 N. Sam Houston Pkwy E. Houston, Texas 77060-5919.  The registered office of PMUSAI and Pro US LLC is located at 271 Centerville Road, Suite 400, Wilmington, New Castle Court, Delaware 19808.

INTERCORPORATE RELATIONSHIPS

The following diagram describes the inter-corporate relationships among PEL and its material subsidiaries as of March 22, 2011.

Provident Energy Ltd.
Provident Midstream Holdings GP ULC
99.9%
0.1%
Common Shares
Provident Midstream Holdings L.P.
Preferred Shares
Provident Midstream Inc.
Provident Midstream L.P.
0.1% GP
Provident GP Inc.
98.53%
Empress (NGL) Partnership
1.47%
1195714 Alberta Ltd.
99%
1%
Kinetic Resources LPG
Pro Holding Company
Pro Midstream Company
Provident Midstream USA Inc.
75%
25%
Kinetic Resources USA
Pro US LLC

INFORMATION CONCERNING PEL AND ITS BUSINESS

General

Provident Energy Ltd. is a corporation incorporated under the ABCA.  All of the issued and outstanding Common Shares are held by the Shareholders.  Prior to the Conversion, the Trust indirectly held interests in a natural gas liquids midstream processing and marketing business through its various subsidiaries and PEL managed and administered the operating activities associated with the business held by the Trust's various subsidiaries.

Pursuant to the Conversion, PEL acquired, directly and indirectly, the same assets and business that the Trust owned immediately prior to the effective time of the Conversion and assumed all of the obligations of the Trust.  In accordance with the Conversion, the Trust was dissolved effective January 1, 2011 and thereafter ceased to exist.  PEL continues to carry on the business carried on by the Trust prior to the Conversion.  See "General Development of the Business of Provident - Conversion of the Trust".

PEL holds interests in the natural gas liquids midstream processing and marketing business through PMHLP and various other subsidiaries.  Revenue from the business flows to PEL from PMHLP and PEL's other subsidiaries by way of interest payments and principal repayments on notes and by way of dividends and partnership distributions from the subsidiaries.  See "Natural Gas Liquids Midstream Processing and Marketing Operations".

The principal business of PEL is to manage and administer the operating activities associated with the natural gas liquids midstream processing and marketing business held by Provident. PEL currently has over 200 employees, consultants and contract operators at its head office location and in several field offices within the operating areas of the midstream facilities in Redwater and Empress, Alberta, Sarnia and Corunna, Ontario, Lynchburg, Virginia and Houston, Texas.

Cash Dividends

Following the Conversion, Provident's new dividend level, beginning with the January 2011 dividend, is $0.045 per Common Share per month.  However, all decisions with respect to the declaration of dividends on the Common Shares will be made by the Provident Board on the basis of Provident's earnings, financial requirements and other conditions existing at such future time, planned acquisitions, income tax payable by Provident, commodity prices and access to capital markets, as well as the satisfaction of liquidity and solvency tests imposed by the ABCA on corporations for the declaration and payment of dividends.

It is anticipated that the dividends will be "eligible dividends" for Canadian income tax purposes and thus qualify for the enhanced gross-up and dividend tax credit regime for certain shareholders of Provident. However, no assurance can be given that all distributions will be designated as eligible dividends.  Provident will continue to be treated as a corporation for U.S. federal income tax purposes.  As a corporation, Provident's dividends to U.S. Shareholders may be "qualified dividends" as determined under the U.S. Internal Revenue Code.

Common Shares

All of the issued and outstanding Common Shares are held by the Shareholders. Each Common Share entitles its holder to receive notice of and to attend all meetings of the Shareholders and to one vote at such meetings.  The Shareholders are, at the discretion of the Provident Board and subject to applicable legal restrictions, entitled to receive any dividends declared by the Provident Board on the Common Shares.  All such Common Shares are entitled to share equally in any distribution of the assets of PEL upon the liquidation, dissolution, bankruptcy or winding-up of PEL or other distribution of its assets among its Shareholders for the purpose of winding-up its affairs.  Such participation is subject to the rights, privileges, restrictions and conditions attaching to any instruments having priority over the Common Shares.

Pursuant to the Conversion, the articles of PEL were amended to remove the authorized exchangeable shares and exchangeable shares, issuable in series.  PEL has no other class of shares authorized for issuance other than the Common Shares.

Initial 6.5 Percent Debentures

In March 2005, Provident issued $100.0 million aggregate principal amount of convertible unsecured subordinated debentures.  The Initial 6.5 Percent Debentures mature on August 31, 2012 and bear interest at a rate of 6.5 percent per annum, payable semi-annually in arrears on August 31 and February 28 in each year.  The Initial 6.5 Percent Debentures are convertible at the option of the holder into Common Shares at any time prior to the earlier of August 31, 2012 and the business day immediately preceding any date specified by Provident for redemption at a conversion price of $11.56 per Common Share, subject to adjustment in certain circumstances.

Prior to maturity, Provident may redeem the Initial 6.5 Percent Debentures in whole or in part from time to time at a price of $1,000 per Initial 6.5 Percent Debenture, plus accrued and unpaid interest.  On redemption or maturity of the Initial 6.5 Percent Debentures, Provident may, subject to regulatory approval, elect to satisfy the redemption price or principal amount by issuing Common Shares to the Initial 6.5 Percent Debenture holder.

Upon completion of the Conversion, PEL assumed all of the covenants and obligations in respect of the Initial 6.5 Percent Debentures from the Trust and entered into a supplemental debenture indenture with Computershare, as debenture trustee.

The Conversion constituted a "change of control" under the debenture indenture governing the Initial 6.5 Percent Debentures.  As a result, Provident was required to deliver to each holder of the Initial 6.5 Percent Debentures a notice stating that there had been a change of control and specifying the circumstances surrounding such event, together with an offer in writing to purchase all of the outstanding Initial 6.5 Percent Debentures at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest on such Initial 6.5 Percent Debentures up to, but excluding, the date of acquisition by Provident.  The offer to purchase the Initial 6.5 Percent Debentures expired on February 21, 2011.  Approximately $4.1 million principal amount of Initial 6.5 Percent Debentures were validly deposited in acceptance of the offer.

As of March 22, 2011, there was $94.9 million aggregate principal amount of Initial 6.5 Percent Debentures outstanding.

See "General Development of the Business of Provident - Conversion of the Trust".

Supplemental 6.5 Percent Debentures

In November 2005, Provident issued $150.0 million aggregate principal amount of convertible unsecured subordinated debentures.  The Supplemental 6.5 Percent Debentures mature on April 30, 2011 and bear interest at a rate of 6.5 percent per annum, payable semi-annually in arrears on April 30 and October 31 in each year.  The Supplemental 6.5 Percent Debentures are convertible at the option of the holder into Common Shares at any time prior to the earlier of April 30, 2011 and the business day immediately preceding any date specified by Provident for redemption at a conversion price of $12.40 per Common Share, subject to adjustment in certain circumstances.

Prior to maturity, Provident may redeem the Supplemental 6.5 Percent Debentures in whole or in part from time to time at a price of $1,025 per Supplemental 6.5 Percent Debenture, plus accrued and unpaid interest.  On redemption or maturity of the Supplemental 6.5 Percent Debentures, Provident may, subject to regulatory approval, elect to satisfy the redemption price or principal amount by issuing Common Shares to the Supplemental 6.5 Percent Debenture holder.

Upon completion of the Conversion, PEL assumed all of the covenants and obligations in respect of the Supplemental 6.5 Percent Debentures from the Trust and entered into a supplemental debenture indenture with Computershare, as debenture trustee.

The Conversion constituted a "change of control" under the debenture indenture governing the Supplemental 6.5% Debentures.  As a result, Provident was required to deliver to each holder of the Supplemental 6.5% Debentures a notice stating that there had been a change of control and specifying the circumstances surrounding such event, together with an offer in writing to purchase all of the outstanding Supplemental 6.5% Debentures at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest on such Supplemental 6.5% Debentures up to, but excluding, the date of acquisition by Provident.  The offer to purchase the Supplemental 6.5 Percent Debentures expired on February 21, 2011. Approximately $81.3 million principal amount of Supplemental 6.5 Percent Debentures were validly deposited in acceptance of the offer.

As of March 22, 2011, there was $68.6 million aggregate principal amount of Supplemental 6.5 Percent Debentures outstanding.

See "General Development of the Business of Provident - Conversion of the Trust".

5.75 Percent Debentures

In November 2010, Provident issued $172.5 million aggregate principal amount of convertible unsecured subordinated debentures.  The 5.75 Percent Debentures mature on December 31, 2017 and bear interest at a rate of 5.75 percent per annum, payable semi-annually in arrears on June 30 and December 31 in each year.  The 5.75 Percent Debentures are convertible at the option of the holder into Common Shares at any time prior to the earlier of December 31, 2017 and the business day immediately preceding any date specified by Provident for redemption at a conversion price of $10.60 per Common Share, subject to adjustment in certain circumstances.

The 5.75 Percent Debentures are not redeemable by Provident before December 31, 2013. On and after December 31, 2013 and prior to December 31, 2015, the 5.75 Percent Debentures may be redeemed in whole or in part from time to time at the option of Provident on not more than 60 days and not less than 30 days prior notice at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the Common Shares on the TSX during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of redemption is given is not less than 125% of the conversion price.  On and after December 31, 2015, the 5.75 Percent Debentures may be redeemed in whole or in part from time to time at the option of Provident on not more than 60 days and not less than 30 days prior notice at a price equal to their principal amount plus accrued and unpaid interest.

On redemption or maturity of the 5.75 Percent Debentures, Provident may, subject to regulatory approval, elect to satisfy the redemption price or principal amount by issuing Common Shares to the 5.75 Percent Debenture holder.

Upon conversion of the 5.75 Percent Debentures, in lieu of delivering Common Shares, Provident may elect to pay the holder cash at the option of Provident. If Provident elects, in its sole discretion, to settle the conversion obligation in cash, Provident will deliver to the holder an amount in cash based on the daily volume weighted average price of the Common Shares on the TSX as measured over a period of 10 consecutive trading days commencing on the third day following the conversion date.  Notwithstanding any election by Provident to invoke or suspend the cash conversion option or any election by a holder of 5.75 Percent Debentures to convert 5.75 Percent Debentures into Common Shares, this cash conversion option will be immediately suspended if and for so long as any default, event of default or acceleration has occurred and is continuing under any of Provident's senior indebtedness or if the payment of such cash conversion option would reasonably be expected to result in such a default or event of default.

Upon completion of the Conversion, PEL assumed all of the covenants and obligations in respect of the 5.75 Percent Debentures from the Trust and entered into a supplemental debenture indenture with Computershare, as debenture trustee.

Completion of the Conversion did not constitute a change of control under the debenture indenture governing the 5.75 Percent Debentures.  As a result, Provident was not required to make an offer to purchase the 5.75 Percent Debentures as a result of the Conversion.

As of March 22, 2011, there was $172.5 million aggregate principal amount of 5.75 Percent Debentures outstanding.

See "General Development of the Business of Provident - Conversion of the Trust".

Debt Financing

The Trust entered into a credit agreement (the "Credit Facility") as of June 29, 2010, among the Trust, National Bank of Canada, as administrative agent, and a syndicate of Canadian chartered banks and other Canadian and foreign financial institutions (the "Lenders"). The Credit Facility is secured by all of the assets of Provident and its restricted subsidiaries, including the Midstream Business assets. Pursuant to the Credit Facility, the Lenders have agreed to provide Provident with a credit facility of $500 million which, under an accordion feature, can be increased up to $750 million at the option of Provident, subject to obtaining additional commitments. The Credit Facility also provides for a separate $60 million letter of credit facility. As part of the completion of the Conversion, the Credit Facility was assigned from the Trust to PEL which has assumed all covenants and obligations in respect of the Credit Facility following the Conversion and the Credit Facility was restated.

The terms of the Credit Facility provide for a revolving three year period expiring on June 28, 2013 (subject to customary extension provisions).  Provident may draw on the facility by way of Canadian prime rate loans, U.S. base rate loans, banker's acceptances, LIBOR loans or letters of credit.  As at March 22, 2011, Provident had drawn $124.5 million or 25 percent of its Credit Facility.  At March 22, 2011, the effective interest rate for outstanding direct borrowings under the Credit Facility was 4.1 percent.  At March 22, 2011, Provident had $43.8 million in letters of credit outstanding, representing 73 percent of the letter of credit facility capacity, that guarantee Provident's or its subsidiaries performance under certain commercial and other contracts.

In accordance with the Credit Facility, Provident must maintain certain financial covenants and will not assume or create any mortgage, charge or encumbrance on the assets of Provident or its restricted subsidiaries other than permitted encumbrances.  In addition, the Credit Facility contains other standard covenants restricting Provident's and its restricted subsidiaries' ability to incur indebtedness, dispose of assets, enter into hedging arrangements, provide financial assistance, change their business or enter into reorganizations with third parties.  The Credit Facility also prohibits dividends to the Shareholders if a default or event of default exists or would reasonably be expected to result therefrom.

The events of default under the Credit Facility include a default in payment of any principal or interest when due, failure to comply with any covenants or conditions, failure to observe or comply with any financial covenant, a change of control of Provident and other standard events which are typical of credit facilities of this nature. Provident has also agreed to indemnify the Lenders in certain circumstances.

A copy of the Credit Facility has been filed on SEDAR and is available under Provident's issuer profile on SEDAR at www.sedar.com.

Shareholder Rights Plan

Pursuant to the Conversion, the Trust's unitholder rights plan was terminated effective as of January 1, 2011 and PEL adopted the Shareholder Rights Plan.  The Shareholder Rights Plan was approved at the special meeting of Unitholders held on December 1, 2010.

The Shareholder Rights Plan is substantially the same in all material respects as the unitholder rights plan, with only such changes as are necessary to reflect differences between the Trust and its capital structure compared to PEL and its capital structure.  The Shareholder Rights Plan was not recommended or approved in response to or in contemplation of any known take-over bid or other similar transaction.

The objectives of the Shareholder Rights Plan are to ensure, to the extent possible, that all Shareholders are treated equally and fairly in connection with any takeover bid for Provident.  Takeover bids may be structured to be coercive or may be initiated at a time when the Provident Board will have a difficult time preparing an adequate response to the offer.  Accordingly, such offers do not always result in Shareholders receiving equal or fair treatment or full or maximum value for their investment.  Under current Canadian securities legislation, a takeover bid is required to remain open for 35 days, a period of time which may be insufficient for the directors to: (i) evaluate a takeover bid (particularly if it includes share or trust unit consideration); (ii) explore, develop and pursue alternatives which are superior to the takeover bid and which could maximize Shareholder value; and (iii) make reasoned recommendations to the Shareholders.

The Shareholder Rights Plan discourages discriminatory, coercive or unfair takeovers of Provident and gives the Provident Board time if, in the circumstances, the Provident Board determines it is appropriate to take such time, to pursue alternatives to maximize Shareholder value in the event an unsolicited takeover bid is made for all or a portion of the outstanding Common Shares.  The Shareholder Rights Plan discourages coercive hostile takeover bids by creating the potential that any Common Shares which may be acquired or held by such a bidder will be significantly diluted.  The potential for significant dilution to the holdings of such a bidder can occur as the Shareholder Rights Plan provides that all holders of Common Shares who are not related to the bidder will be entitled to exercise rights issued to them under the Shareholder Rights Plan and to acquire Common Shares at a substantial discount to prevailing market prices.  The bidder or the persons related to the bidder will not be entitled to exercise any rights under the Shareholder Rights Plan.  Accordingly, the Shareholder Rights Plan will encourage potential bidders to make takeover bids by means of a permitted bid or to approach the Provident Board to negotiate a mutually acceptable transaction.  The permitted bid provisions of the Shareholder Rights Plan are designed to ensure that in any takeover bid for outstanding Common Shares, all Shareholders are treated equally and are given adequate time to properly assess such takeover bid on a fully-informed basis.

The Shareholder Rights Plan was not proposed to prevent a takeover of Provident, to secure the continuance of management or the directors of Provident in their respective offices or to deter fair offers for the Common Shares.

Additional information relating to the Shareholder Rights Plan is included in the Conversion Circular which is incorporated by reference in this Annual Information Form.  The Conversion Circular is available on SEDAR under Provident's issuer profile at www.sedar.com.  A complete copy of the Shareholder Rights Plan is available on SEDAR under Provident's issuer profile at www.sedar.com.

GENERAL DEVELOPMENT OF THE BUSINESS OF PROVIDENT

Three Year History

The following information describes the development of the business of Provident over the last three completed financial years.

On February 5, 2008, the Trust outlined the strategic initiatives it was undertaking respecting its investment in its U.S. businesses, BreitBurn MLP and BEC L.P.   The Trust also provided an update with respect to its planning process initiated to facilitate business growth and performance and access to capital.  The planning process was also in response to the Canadian Federal Government's decision to impose growth restrictions on Canadian energy trusts and, effective 2011, to implement a tax on income trust distributions.  The strategic review process announced on February 5, 2008 was undertaken with the intent to optimize business performance, facilitate growth, improve the cost of capital, and ensure the Trust was being accorded the appropriate value for its component businesses.

On June 17, 2008, the Trust sold a portion of its U.S. oil and gas production business, consisting of its 22 percent interest in BreitBurn MLP and its 96 percent interest in BreitBurn GP LLC, for cash proceeds, net of transaction costs, of U.S. $342.2 million.  The Trust recorded a gain on sale of $187.9 million and $127.7 million in current tax expense, related to this transaction.  Proceeds from the sale were applied to Provident's credit facility.

On August 26, 2008, the Trust closed the sale of the remaining portion of its U.S. oil and gas production business, comprised of an approximate 96 percent interest in BEC L.P., for total consideration of U.S. $300.4 million, consisting of cash proceeds, net of transaction costs, of U.S. $290.4 million and a U.S. $10 million note.  The Trust recorded a gain on sale of $75.7 million and $66.9 million in current tax expense related to this transaction.  Proceeds from the sale were applied to Provident's credit facility.

On October 1, 2008, the Trust implemented certain internal reorganization transactions intended to better segregate the structure of the Trust's subsidiaries along business units.  As a result of these transactions, the entities which carry on the Midstream Business are now largely held by PMHLP.

During the strategic review process announced in February of 2008, it was determined that the sale of the United States oil and natural gas production ("USOGP") business was an important step in optimizing business performance, facilitating business growth, improving overall access to and cost of capital, enhancing the valuation of Provident's component businesses and optimizing Provident's structure.  Following the sale of USOGP, management and the Provident Board evaluated the complete spectrum of strategic options available for Provident's remaining Canadian oil and gas production and midstream business units.  In May 2009, after an extensive review, it was determined that in the context of the macroeconomic environment at that time (characterized by low commodity prices and volatility in both equity and debt markets at that time), it was in the best interest of Unitholders that Provident remain structured as a cash-distributing, diversified energy enterprise.  Provident also completed an internal reorganization to improve the efficiency and competitiveness of the businesses.  The internal reorganization was designed to improve the focus of each business unit, improve management's line of sight to the key performance measures in each business, and reduce general and administrative costs.

As the macroeconomic environment evolved throughout 2009, the Trust determined it was appropriate to sell certain non-strategic upstream producing oil and natural gas assets.  The internal reorganization and 2009 divestitures resulted in staff reductions at all levels of the organization, including senior management.  For the year ended December 31, 2009, strategic review and restructuring costs were $12.3 million.  The costs were comprised primarily of severance, consulting and legal costs.

On August 12, 2009, Provident entered into an agreement with BP Canada to purchase an additional 6.15 percent interest in the Sarnia fractionation facility operated by BP Canada for an immediate payment of $14.8 million and a deferred payment of $3.7 million for a facility enhancement.  The acquisition increased the Trust's ownership in the Sarnia fractionator to approximately 16.5 percent, enhancing propane-plus fractionation capacity in the Empress East System by approximately 7,400 bpd to approximately 20,000 bpd in total.

On August 24, 2009, PEL and certain of the Trust's other subsidiaries entered into an agreement with Crescent Point Energy Corp. ("Crescent Point") to sell certain oil and natural gas production assets located primarily in Southeast and Southwest Saskatchewan, including interests, royalties and all associated assets, equipment, production facilities, gathering systems, seismic and contractual arrangements, to Crescent Point for a purchase price of $225 million in cash, subject to normal closing adjustments.

On September 30, 2009, the Trust announced that it had closed the sale of its oil and natural gas assets in Southeast and Southwest Saskatchewan to Crescent Point for cash consideration of $226 million including closing adjustments.  Effective September 30, 2009, the Trust also completed the sale of a minor property in the Lloydminster area of Alberta (Dolcy) for $13 million.  Proceeds from both dispositions were initially applied to Provident's credit facility.

On October 28, 2009, the Trust announced it had entered into an agreement with Emerge Oil & Gas Inc. ("Emerge"), a private oil and gas company, to sell the Trust's oil and natural gas assets in the Lloydminster area for total consideration of $85 million, consisting of $68 million in cash and $17 million in equity of Emerge.  The Trust completed the sale of these assets on November 30, 2009.  Proceeds from the sale were initially applied to Provident's credit facility.

On November 25, 2009, the Trust announced that it had entered into an agreement with Dow Chemical Canada to purchase a commercial storage facility in Corunna, Ontario.  Located in close proximity to the Trust's Sarnia operations, the 1,000 acre site has an active cavern storage capacity of 12.1 mmbbls, consisting of 5.0 mmbbls of hydrocarbon storage and 7.1 mmbbls currently used for brine storage.  In addition, the facility has 13 pipeline connections and a small rail offloading facility.  The acquisition closed on March 31, 2010.

On December 23, 2009, the Trust entered into an agreement with Storm Ventures International Inc., a private oil and gas company, to sell oil and natural gas assets in West Central Alberta for cash consideration of $190 million, prior to normal closing adjustments.  This transaction closed March 1, 2010, with an October 1, 2009 effective date.  Net proceeds from this disposition in the amount of $176 million were used to reduce outstanding debt under Provident's credit facility.

Effective January 1, 2010, the Trust completed an additional internal reorganization intended to further segregate and consolidate the Trust's subsidiaries along business units.  As a result of the internal reorganization transactions, the Trust's oil and natural gas production business was consolidated in Provident Energy Resources Inc., a subsidiary of the Trust.

On April 19, 2010, Provident and Midnight entered into an arrangement agreement pursuant to which Midnight agreed to acquire Provident's Canadian crude oil and natural gas production business by way of a plan of arrangement under the ABCA.  See "General Development of the Business of Provident - Sale of Provident's Oil and Natural Gas Production Business".

On April 20, 2010, Provident announced the appointment of Mr. Douglas Haughey to the position of President and Chief Executive Officer and Director. Mr. Haughey succeeded Mr. Tom Buchanan who stepped down from his position as President, Chief Executive Officer and Director effective April 30, 2010.

The Trust entered into the Credit Facility as of June 29, 2010, among the Trust, National Bank of Canada, as administrative agent, and a syndicate of Canadian chartered banks and other Canadian and foreign financial institutions. The Credit Facility is secured by all of the assets of Provident and its restricted subsidiaries, including the Midstream Business assets. Pursuant to the Credit Facility, the Lenders have agreed to provide Provident with a credit facility of $500 million which, under an accordion feature, can be increased to $750 million at the option of Provident, subject to obtaining additional commitments. The

Credit Facility also provides for a separate $60 million letter of credit facility.  As part of the completion of the Conversion, the Credit Facility was assigned from the Trust to PEL which has assumed all covenants and obligations in respect of the Credit Facility following the Conversion and the Credit Facility was restated.  See "Information Concerning PEL and its Business - Debt Financing".

On July 15, 2010, Provident announced that the Provident Board had approved the adoption of a unitholder rights plan. The unitholder rights plan helped ensure the fair treatment of Unitholders in the event of any transaction involving a change of control of the Trust.  The unitholder rights plan became effective immediately and continued in effect until it was replaced with the Shareholder Rights Plan as of January 1, 2011.

Effective September 30, 2010, Mark Walker, Senior Vice-President, Finance & Chief Financial Officer stepped down from his position with Provident.  On September 8, 2010, Provident announced the appointment of Brent Heagy as Provident's new Senior Vice-President, Finance & Chief Financial Officer, effective October 1, 2010.

On October 6, 2010, Provident announced its proposed reorganization into a dividend paying corporation effective on or about January 1, 2011, subject to Unitholder, court and regulatory approval.  Pursuant to the Conversion, Unitholders received one Common Share for each Trust Unit.  See "General Development of the Business of Provident - Conversion of the Trust".

On October 19, 2010, the Trust announced it had entered into a bought-deal agreement with a syndicate of underwriters to issue up to $172.5 million principal amount of 5.75 Percent Debentures.  Proceeds from this offering were used to repay existing indebtedness under the Credit Facility.  The offering of the 5.75 Percent Debentures was made by way of a short form prospectus filed with the securities regulatory authorities in each of the provinces of Canada and was completed in November 2010.  Total gross proceeds from the offering of the 5.75 Percent Debentures were $172.5 million, after exercise of the over-allotment option in connection with the offering.

Sale of Provident's Oil and Natural Gas Production Business

On April 19, 2010, Provident and Midnight entered into an arrangement agreement pursuant to which Midnight agreed to acquire Provident's Canadian crude oil and natural gas production business by way of an arrangement pursuant to the terms and conditions of a plan of arrangement under the ABCA.  The Unitholders approved the Midnight Arrangement at a special meeting of Unitholders held on June 28, 2010.

The Midnight Arrangement was completed on June 29, 2010 and resulted in the acquisition of Provident's oil and natural gas production business by Midnight for total consideration valued at approximately $424 million, consisting of cash and common shares of Midnight.  The cash proceeds of approximately $107 million, net of transaction costs, were retained by Provident and directed towards repayment of long-term debt under the Credit Facility.

As part of the Midnight Arrangement, the Midnight common shares were also consolidated on the basis of one post-consolidation Midnight share for every ten pre-consolidation Midnight shares and Midnight and Provident Energy Resources Inc., a subsidiary of the Trust, were amalgamated to form Pace.

Pursuant to the Midnight Arrangement, Unitholders received 0.12225 shares of Pace for every Trust Unit held.  Following the Midnight Arrangement, Unitholders continued to hold the same number of Trust Units as previously held immediately prior to the Midnight Arrangement and the Trust Units continued to be listed on both the TSX and the NYSE.

In addition, on closing of the Midnight Arrangement, the conversion prices of the Initial 6.5 Percent Debentures and the Supplemental 6.5 Percent Debentures were adjusted in accordance with their applicable debenture indentures.  The conversion price for the Initial 6.5 Percent Debentures was adjusted from $13.75 to $11.56 per Trust Unit. The conversion price for the Supplemental 6.5 Percent Debentures was adjusted from $14.75 to $12.40 per Trust Unit.

Additional information relating to the Midnight Arrangement is included in the Joint Circular which is incorporated by reference in this Annual Information Form, excluding the following sections (i) the section "Information Concerning Midnight Oil Exploration Ltd. - Documents Incorporated by Reference"; (ii) Appendix B -  Midnight Arrangement Resolution; (iii) Appendix F - Midnight Fairness Opinion; and (iv) Appendix G - Midnight COGP Business Statement of Reserves Data and Other Oil and Gas Information".  The Joint Circular is available on SEDAR under Provident's issuer profile at www.sedar.com.

Conversion of the Trust

On October 6, 2010, the Trust announced that it intended to proceed with a proposed arrangement under the ABCA involving the Trust, PEL, Newco and Unitholders which would result in the conversion of the Trust from a trust structure to a corporate structure, subject to Unitholder, court and regulatory approval.  The Conversion was recommended by the Provident Board in light of the fact that the transition period for the application of the changes in the tax treatment of income trusts (originally announced by the Canadian Federal government on October 31, 2006) ended on December 31, 2010.

The Conversion was approved at a meeting of Unitholders held on December 1, 2010 with approximately 97% of the Trust Units represented in person or by proxy at the meeting voting in favour of the special resolution approving the Conversion.  At the meeting, Unitholders also approved the adoption of the Shareholder Rights Plan which came into effect upon completion of the Conversion.

The Conversion was completed effective January 1, 2011. Pursuant to the Conversion, Unitholders exchanged all of their Trust Units for Common Shares on a one-for-one basis.  PEL became a reporting issuer in each of the provinces of Canada as a result of the Conversion and the Common Shares became listed on the TSX and NYSE.  The Trust was terminated pursuant to the Conversion and has ceased to be a reporting issuer in each of the provinces of Canada following the Conversion.  The Trust Units were subsequently de-listed from the TSX and NYSE.

The Conversion resulted in the reorganization of the Trust into a publicly traded, dividend-paying corporation under the name "Provident Energy Ltd.". The Conversion did not involve the acquisition of any additional interests in any operating assets or the disposition of any of the Trust's interests in operating assets.  PEL owns, directly or indirectly, the same assets and business that the Trust owned immediately prior to the effective time of the Conversion and PEL has assumed all of the obligations of the Trust.  PEL retained the same management team and members of the Provident Board following the Conversion.

Following the completion of the Conversion, holders of Debentures were thereafter entitled to receive Common Shares, rather than Trust Units, on the basis of one Common Share in lieu of each Trust Unit which they were previously entitled to receive, on conversion of the Debentures.

The Conversion also constituted a "change of control" under the debenture indenture governing the Initial 6.5 Percent Debentures and Supplemental 6.5% Debentures.  As a result, Provident was required to deliver to each holder of the Initial 6.5 Percent Debentures and Supplemental 6.5% Debentures a notice stating that there had been a change of control and specifying the circumstances surrounding such event, together with an offer in writing to purchase all of the outstanding Initial 6.5 Percent Debentures and Supplemental 6.5% Debentures at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest on such Initial 6.5 Percent Debentures and Supplemental 6.5% Debentures up to but excluding the date of acquisition by Provident.

The offer for the Initial 6.5 Percent Debentures and Supplemental 6.5% Debentures expired at 5:00 p.m. (Calgary time) on February 21, 2011.  Approximately $4.1 million principal amount of Initial 6.5 Percent Debentures and approximately $81.3 million principal amount of Supplemental 6.5 Percent Debentures were validly deposited in acceptance of the offer.  Provident acquired and accepted for payment all Initial 6.5 Percent Debentures and Supplemental 6.5 Percent Debentures validly deposited and not withdrawn pursuant to the offer up to the expiry time.  The total purchase price in respect of the acquisition of the Initial 6.5 Percent Debentures and Supplemental 6.5 Percent Debentures, including accrued interest owing up to, but excluding, the expiry date of February 21, 2011, was approximately $88 million.

Completion of the Conversion did not constitute a change of control under the debenture indenture governing the 5.75 Percent Debentures.  As a result, Provident was not required to make an offer to purchase the 5.75 Percent Debentures as a result of the Conversion.

Provident estimated that it will have accumulated approximately $1.0 billion in combined tax pools as at January 1, 2011.  Provident expects these tax pools will offset its material cash taxes until 2014 based on the current modelling of its business.  Commodity prices have a significant influence as to the timing of when Provident will be liable for cash taxes and this forecast period could be accelerated or extended depending on the level of earnings over such period.

Additional information relating to the Conversion is included in the Conversion Circular which is incorporated by reference in this Annual Information Form.  The Conversion Circular is available on SEDAR under Provident's issuer profile at www.sedar.com.

RISK MANAGEMENT

Details of Provident's commodity price risk management program and the financial instruments in place at December 31, 2010 are available in Note 13 to Provident's audited consolidated financial statements incorporated by reference herein.  Provident's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2010 have been filed on SEDAR and are available under Provident's issuer profile at www.sedar.com.

Provident's Risk Management Program utilizes derivative instruments to provide for protection against adverse changes in commodity prices and product margins, as well as fluctuating interest and foreign exchange rates.  Provident may also use derivative instruments to protect acquisition economics.  The program is designed to stabilize cash flows in order to support dividend payments, capital programs and bank financing.  The risk management strategy provides price stabilization and protection of a percentage of inventory values and fractionation spread margin associated with the Midstream Business.  Provident seeks to use products that allow participation in a rising commodity price environment where possible and economic. As well, the Provident risk management strategy reduces foreign exchange risk due to the exposure arising from the conversion of U.S. dollars into Canadian dollars.

In April 2010, Provident completed the buyout of all fixed price crude oil and natural gas swaps associated with the Midstream Business for a total cost of $199 million. The buyout of Provident's forward mark to market positions allows Provident to refocus its Commodity Price Risk Management Program on forward selling a portion of actual produced NGL products and inventory.

Provident manages risks associated with the operation of our assets by purchasing property, business interruption and liability/pollution insurance.  Provident also protects both its directors and officers, as well as the organization, by obtaining insurance for its directors and officers.

OIL AND NATURAL GAS OPERATIONS

Pursuant to the Midnight Arrangement, Provident sold its oil and gas production business to Midnight effective June 29, 2010 for total consideration valued at approximately $424 million, consisting of cash and common shares of Midnight.  See "General Development of the Business of Provident - Sale of Provident's Oil and Natural Gas Production Business".

As a result of the completion of the Midnight Arrangement, Provident has moved forward as a pure-play Canadian natural gas liquids infrastructure and marketing business with no further interest in the oil and natural gas production business acquired by Midnight.

NATURAL GAS LIQUIDS MIDSTREAM PROCESSING AND MARKETING OPERATIONS

The Midstream Business

The Midstream Business extracts, processes, stores, transports and markets NGLs and offers these services to third party customers.  The following provides information about the associated business activities of the midstream operations comprising the Empress East and Redwater West systems.  The assets are integrated across Canada and the U.S. and are also used to generate fee-for-service and cost-of-service income which are included within Commercial Services.  The business is supported by an integrated supply, marketing and distribution function that contributes to the overall operating margin of Provident.

Empress East is comprised of the following core assets:

•
Approximately 2.0 bcfd of extraction capacity at Empress Alberta.  This is the combination of 67.5 percent ownership of the 1.2 bcfd capacity Provident Empress NGL Extraction plant, 33.0 percent ownership in the 2.7 bcfd capacity BP Empress 1 Plant, 12.4 percent ownership in the 1.1 bcfd capacity ATCO Plant and 8.3 percent ownership in the 2.4 bcfd capacity Spectra Plant.

•	100 percent ownership of a 55,000 bpd debutanizer at Empress Alberta which removes condensate from the NGL mix for sale as a diluent to blend with heavy oil.

•
50 percent ownership in the 130,000 bpd Kerrobert Pipeline which transports NGL from Empress to Kerrobert, Saskatchewan, and 50 percent ownership in a 2.5 mmbbls underground storage facility near Kerrobert which facilitates injection of NGLs into the Enbridge Pipeline System.  Along the Enbridge Pipeline System, Provident holds 18.3 percent ownership of a 300,000 barrel storage staging facility required for transfer of NGL between Enbridge lines at Superior, Wisconsin, and 18.3 percent ownership of the 10,000 bpd Superior Depropanizer which extracts up to 6,600 bpd of propane for sale in the local market.

•
In Sarnia, Ontario, 16.5 percent ownership of an approximately 150,000 bpd fractionator, 1.7 mmbbls of raw product storage capacity and 18.0 percent of 5.0 mmbbls of finished product storage and a rail, truck and pipeline terminalling facility.  An additional 0.5 mmbbls of specification product storage is also available in the Sarnia area.

•
100 percent ownership of the Provident Corunna storage facility. The 1,000 acre site has an active cavern storage capacity of 12.1 million barrels, consisting of 5.0 million barrels of hydrocarbon storage and 7.1 million barrels currently used for brine storage. The facility also includes 13 pipeline connections and a small rail offloading facility.

•	A propane distribution terminal at Lynchburg, Virginia.

•	A rail car fleet of approximately 300 rail cars in the east under long term lease agreement.

Provident extracts NGLs from natural gas at the Empress straddle plants and sells finished products into markets in Central Canada and the Eastern United States.  Demand for propane is seasonal and results in inventory that generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year.  The margin in this business is determined primarily by the "frac spread", which represents the difference between the selling prices for propane-plus and the input cost of the natural gas required to produce the respective NGL products.  The frac spread can change significantly from period to period depending on the relationship between crude oil and natural gas prices (the "frac spread ratio"), absolute commodity prices, and changes in the Canadian to US dollar foreign exchange rate.  Traditionally a higher frac spread ratio and higher crude oil prices will result in stronger Empress East margins.  There is also a differential between propane, butane and condensate (collectively, these products are referred to as "propane-plus") prices and crude oil prices which can change prices received and margins realized for Midstream products separate from frac spread ratio and crude oil price changes.  Natural gas extraction premiums and costs relating to transportation, fractionation, storage and marketing are not included within the frac spread.  However, these costs are included in the operating margin.

Redwater West is comprised of the following core assets:

•
100 percent ownership of the Redwater NGL Fractionation Facility, incorporating a 65,000 bpd fractionation, storage and transportation facility that includes 12 pipeline receipt and delivery points, railcar loading facilities with direct access to CN rail and indirect access to CP rail, finished product truck loading facilities, seven million gross barrels of salt cavern storage, and a 75,000 bpd condensate rail offloading facility with a 500 railcar marshalling and storage yard.

•
43.3 percent direct ownership and 100 percent control of all products from the 38,500 bpd Younger NGL extraction plant located at Taylor in northeastern British Columbia.  The Younger Plant supplies local markets as well as Provident's Redwater plant near Edmonton.

•
100 percent ownership of the 565 kilometre proprietary Liquids Gathering System ("LGS") that runs along the Alberta-British Columbia border providing access to a highly active basin for liquids-rich natural gas exploration and exploitation.  The LGS connects to Pembina Pipeline at La Glace Alberta. Provident has long-term shipping rights on Pembina Pipeline, extending the NGL supply transportation network through to the Redwater fractionation facility.

•	A rail car fleet of approximately 700 rail cars in the west under long term lease agreement.

Provident purchases NGL mix from various natural gas producers and fractionates it into finished products at the Redwater fractionation facility near Edmonton, Alberta. Redwater West also includes natural gas supply volumes from the Younger NGL extraction plant located at Taylor in northeastern British Columbia. The Younger plant supplies specification NGLs to local markets as well as NGL mix supply to the Redwater fractionation facility. The feedstock for Redwater West is primarily NGL mix rather than natural gas, therefore frac spreads have a smaller impact on operating margin than in Empress East.

Also located at the Redwater facility is Provident's industry leading rail-based condensate terminal, which serves the heavy oil industry and its need for diluent.  Provident's condensate terminal is the largest of its size in western Canada and over the past several years, Provident has continuously increased its condensate market presence at Redwater through marketing, third-party terminalling and, more recently, condensate storage.  In the latter half of 2009, Provident placed two 500,000 barrel storage caverns into condensate service at Redwater, and is currently developing a third cavern which will be commissioned in 2011.

Commercial Services includes services such as fractionation, storage, LPG terminalling, loading and offloading that are provided to third parties on a fee basis utilizing assets at Provident's Redwater facility.  In addition, pipeline tariff income is generated from Provident's ownership of the Liquids Gathering System in Northwest Alberta which flows into Pembina's pipeline from LaGlace to Redwater.  Provident also collects tariff income from its 50 percent ownership in the Kerrobert Pipeline which transports NGLs from Empress to Kerrobert for injection into the Enbridge pipeline for delivery to Sarnia.  Provident owns a debutanizer at its Empress facility, which removes condensate from the NGL mix for sale as a diluent to blend with heavy oil.  This service is provided to a major energy company on a long term cost of service basis.  Earnings from these activities have little direct exposure to market price volatility and are thus relatively stable.  The assets used to generate this fee-for service income are also employed to generate proprietary income in Empress East and Redwater West.

Provident's operations are enhanced by its integrated marketing arm which has offices in Calgary, Alberta, Sarnia, Ontario, and Houston, Texas and operates under the brand name Kinetic.  Rather than selling NGL produced by the Empress East and Redwater West facilities at the plant gate, the marketing and logistics group utilizes Provident's integrated suite of transportation, storage and logistics assets to access markets across North America.  Due to its broad marketing scope, Provident's NGL products are priced based on multiple pricing indices.  These indices generally correspond with the four major NGL trading hubs in North America which are located in Mont Belvieu, Texas, Conway, Kansas, Edmonton, Alberta, and Sarnia, Ontario.  Mont Belvieu, the largest NGL trading center, serves as the reference point for NGL pricing in North America.  By strategically building inventories of specification products which are then distributed into premium-priced markets across North America during periods of high seasonal demand, Provident is able to optimize the margins it earns from its extraction and fractionation operations. Provident's marketing group also generates margins by taking advantage of locational price differentials and arbitrage trading opportunities.

Long term contracts

Provident has several long-term contracts in place to help ensure product availability and to secure long-term revenue streams. These contracts include:

•	A long-term purchase agreement for NGL mix at the Younger NGL extraction plant.

•
A significant portion of the available propane, butane and condensate ("propane-plus") fractionation capacity at the Redwater fractionation facility is contracted through long term fee-for-service arrangements with third parties.

•	The ethane produced from Provident's facilities at Empress and Redwater is largely sold under long-term contracts.

•	A significant portion of Provident's 75,000 bpd capacity of condensate rail off-loading at Redwater is under long-term contracts with two major energy producers.

•
The majority of the condensate storage capacity of 500,000 barrels at Redwater is sold under long-term contracts to various third parties, a number of which are major energy producers, with terms averaging from two to five years.

•	A long-term significant propane sales contract at Redwater.

•	A long-term contract on a cost-of-service basis for the majority of its 50,000 bbl/d Empress debutanizer facility with a major energy producer.

MARKET FOR SECURITIES

The outstanding Common Shares are listed and posted for trading on the TSX under the symbol PVE and the NYSE under the symbol PVX.  Prior to the Conversion, the outstanding Trust Units were listed and posted for trading on the TSX under the symbol PVE.UN and the NYSE under the symbol PVX.

The Initial 6.5 Percent Debentures, Supplemental 6.5 Percent Debentures and 5.75 Percent Debentures are listed and posted for trading on the TSX under the symbols PVE.DB.C, PVE.DB.D and PVE.DB.E, respectively, which are the same symbols under which the Debentures traded prior to completion of the Conversion.

The following table summarizes the high and low trading prices and volume of trading in respect of the Trust Units and Debentures for the periods indicated on both the TSX and the NYSE, as applicable, during the period from January 1, 2010 to December 31, 2010.

Toronto Stock Exchange

Trust Units (PVE.UN)

Period	High ($)	Low ($)	Volume (000's)
2010
January	8.59	7.07	7,183
February	8.61	7.82	4,455
March	8.61	7.57	7,408
April	8.51	7.68	11,887
May	8.34	5.14	8,905
June	7.79	7.12	6,883
July	7.36	6.27	11,147
August	6.98	6.25	8,612
September	7.30	6.61	9,017
October	8.26	7.14	12,248
November	8.15	7.25	25,390
December	8.19	7.68	10,918

Initial 6.5 Percent Debentures (PVE.DB.C)

Period	High ($)	Low ($)	Volume (000's)
2010
January	102.94	100.81	1,742
February	102.45	101.00	745
March	102.20	101.25	1,334
April	102.18	101.01	1,500
May	101.75	100.01	2,003
June	102.15	100.02	3,003
July	106.00	101.50	1,470
August	102.89	101.82	3,967
September	104.95	102.11	2,477
October	103.84	102.21	3,262
November	103.00	101.00	1,866
December	101.75	100.98	892

Supplemental 6.5 Percent Debentures (PVE.DB.D)

Period	High ($)	Low ($)	Volume (000's)
2010
January	102.24	100.50	6,420
February	102.47	100.90	3,211
March	103.50	101.56	901
April	102.49	100.90	8,047
May	101.75	100.50	4,746
June	102.00	100.50	4,126
July	102.00	101.30	2,686
August	102.35	101.38	1,687
September	102.00	101.16	1,271
October	101.78	101.16	1,773
November	101.60	101.01	8,444
December	101.25	101.00	3,503

5.75 Percent Debentures (PVE.DB.E)

Period	High ($)	Low ($)	Volume (000's)
2010
November(1)	100.45	99.40	27,028
December	100.14	99.00	8,213

Note:

(1)	The 5.75 Percent Debentures began trading on the TSX on November 9, 2010.

New York Stock Exchange

Trust Units (PVX)

Period	High (U.S.$)	Low (U.S.$)	Volume (000's)
2010
January	8.28	6.76	39,624
February	8.21	7.30	29,254
March	8.40	7.44	30,361
April	8.51	7.60	37,173
May	8.26	5.21	43,367
June	7.64	6.81	24,039
July	7.58	6.45	27,475
August	6.84	5.86	28,035
September	7.09	6.30	23,468
October	7.90	7.02	35,176
November	8.16	7.08	31,745
December	8.18	7.56	26,171

RECORD OF CASH DIVIDENDS

The following table sets forth the per Common Share amount of monthly cash dividends declared and paid or payable by Provident since the completion of the Conversion.

	Dividend Amount (Cdn$)	Dividend Amount (US$)(1)
2011
January	$0.045	$0.045
February	$0.045	$0.045
March	$0.045	$0.045
Total to date for 2011	$0.135	$0.135

Note:

(1)	The exchange rate is based on the Bank of Canada noon rate on the payment date.

Prior to the Conversion, the Trust paid monthly cash distributions to Unitholders.  From the Trust's inception to the completion of the Conversion effective January 1, 2011, the Trust paid an aggregate of $15.24 (U.S.$11.99) in cash distributions to Unitholders.

In addition to cash distributions, the Trust completed the sale of its oil and natural gas production business to Midnight pursuant to the Midnight Arrangement in the second quarter of 2010.  Pursuant to the Midnight Arrangement, Unitholders received 0.12225 shares of Pace for every Trust Unit held.  This issuance of the Pace shares was valued at $308.7 million, or $1.16 per unit (US$1.10 per unit).

PREMIUM DIVIDEND AND DIVIDEND REINVESTMENT

SHARE PURCHASE PLAN

Provident has implemented a premium dividend and dividend reinvestment share purchase plan (the "DRIP") to provide holders of Common Shares with a means to automatically reinvest sums received on account of dividends on Common Shares. Provident reserves the right to prorate the participation in the DRIP to manage the amount of cash reinvested in the company and the number of Common Shares issued under the DRIP. A participant may elect to have Computershare, as plan agent (a) purchase Common Shares, on behalf of a participant, with the cash distributions at 95 percent of the market value of the Common Shares, or (b) elect to purchase additional Common Shares, on behalf of a participant, with the cash dividends and deliver such Common Shares to a broker in exchange for a premium cash dividend equal to an amount up to 102 percent of the monthly cash dividend.  If a participant has elected either (a) or (b), Computershare, as plan agent, may, on behalf of such participant, purchase additional Common Shares with the cash dividends at the market value of such Common Shares. Residents of Canada are eligible to elect options (a) or (b). Due to regulatory restrictions, residents of the United States are eligible to elect option (a) only at this time.  Employees of Provident, including the executive officers, are entitled to participate in the DRIP.

The Trust first implemented a premium distribution, distribution reinvestment and optional unit purchase plan in May 2002 (the "Trust DRIP"). Pursuant to the Conversion, the Trust assigned the Trust DRIP and all associated agreements, including the agreement with Computershare, as plan agent, to PEL and PEL amended and restated the DRIP and all associated agreements on substantially similar terms and conditions as the Trust DRIP.  As a result, all existing participants in the Trust DRIP were deemed to be participants in the DRIP without any further action on their part and holders of Common Shares may participate in the DRIP with respect to any cash dividends declared and paid by PEL on the Common Shares.

Eligible Shareholders who wish to participate in the DRIP indirectly through their broker or other nominee through which their Common Shares are held are advised to consult such broker or nominee to confirm whether commissions, services charges or other fees are payable.

The following table provides the details of the DRIP (including the Trust DRIP where applicable) since January 2009.

		Premium Distribution or Dividend	5 percent Discounted Unit or Share Price for Distribution or Dividend Reinvestment Purchase Plans
Payable Date	Regular Distribution or Dividend	102 percent of Regular Distribution or Dividend(1)	15 Day Weighted Average Unit or Share Price(2)	5 percent Discounted Unit or Share Price
15-Mar-11	$0.045	$0.0459	$8.2514	$7.8388
12-Feb-11	$0.045	$0.0459	$8.0554	$7.6526
14-Jan-11	$0.045	$0.0459	$8.0684	$7.6650
15-Dec-10	$0.06	$0.0612	$7.7567	$7.3689
13-Nov-10	$0.06	$0.0612	$7.8007	$7.4107
15-Oct-10	$0.06	$0.0612	$7.3431	$6.9759
15-Sept-10	$0.06	$0.0612	$6.6903	$6.3558
13-Aug-10	$0.06	$0.0612	$6.8850	$6.5408
15-July-10	$0.06	$0.0612	$6.9971	$6.6472
15-Jun-10	$0.06	$0.0612	$7.3445	$6.9773
14-May-10	$0.06	$0.0612	$7.9882	$7.5888
15-Apr-10	$0.06	$0.0612	$7.8450	$7.4528
15-March-10	$0.06	$0.0612	$8.4212	$8.0001
12-Feb-10	$0.06	$0.0612	$8.3999	$7.9499
15-Jan-10	$0.06	$0.0612	$7.5170	$7.1412
15-Dec-09	$0.06	$0.0612	$6.8251	$6.4838
13-Nov-09	$0.06	$0.0612	$6.9186	$6.5727
15-Oct-09	$0.06	$0.0612	$6.0783	$5.7744
15-Sept-09	$0.06	$0.0612	$5.6916	$5.4070
14-Aug-09	$0.06	$0.0612	$5.4225	$5.1514
15-July-09	$0.06	$0.0612	$5.3299	$5.0634
15-Jun-09	$0.06	$0.0612	$5.8104	$5.5199
15-May-09	$0.06	$0.0612	$5.6934	$5.4087
15-Apr-09	$0.06	$0.0612	$4.9339	$4.6872
13-Mar-09	$0.06	$0.0612	$3.3584	$3.1905
13-Feb-09	$0.09	$0.0918	$5.5381	$5.6212
15-Jan-09	$0.09	$0.0918	$5.6991	$5.4141

Notes:

(1)
If, in respect of any dividend payment date, fulfilling all of the elections under the DRIP would result in Provident exceeding either the limit on new equity set by Provident or the aggregate annual limit on new Common Shares issuable pursuant to optional cash payments, then elections for the purchase of new Common Shares on that dividend payment date will be accepted: (i) first, from participants electing to reinvest their cash dividends in new Common Shares under the dividend reinvestment component of the DRIP; and (ii) second, from participants electing to receive the premium dividends.  If Provident is not able to accept all elections in a particular category, then purchases of Common Shares in that category on the applicable dividend payment date will be prorated among all participants in that category according to the number of additional Common Shares sought to be purchased.  Therefore, amounts shown in the table represent maximum amounts payable and actual amounts paid may be less due to proration.

(2)	Represents the price used for purchases made under the DRIP.

Materials relating to the DRIP are available under Provident's issuer profile on SEDAR at www.sedar.com and on Provident's website at www.providentenergy.com or by contacting Provident by phone at (403) 296-2233 or by mail at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1.

DIRECTORS AND OFFICERS

The following are the names and municipality of residence of the current directors and officers of PEL, their principal position with PEL and their principal occupations, as of March 22, 2011.  All of the persons listed below have been engaged for more than five years in their present principal occupation or executive position with the same or associated companies except as indicated below.  Each of the directors below will remain in office until the next annual meeting of Shareholders scheduled on May 11, 2011.

Name and Background	Number of Common Shares Beneficially Owned or Controlled or Directed
John B. Zaozirny(2) of Calgary, Alberta is Chairman of the Board and a Corporate Director. He also serves as vice-chairman and director of Canaccord Genuity Corp. Mr. Zaozirny was the Alberta Minister of Energy and Natural Resources from 1982 to 1986. He has been a director of PEL since 2001 and is also a director of Bankers Petroleum Ltd., Canadian Oil Sands Limited, Coastal Energy Company, Computer Modelling Group Ltd., Estella Energy Services Ltd., Pacific Rubiales Energy Corp., Pengrowth Corporation, Petroamerica Oil Corporation and Terravest Income Fund.	93,669

Name and Background	Number of Common Shares Beneficially Owned or Controlled or Directed
Grant D. Billing(1) of Calgary, Alberta is the Chairman and Chief Executive Officer and a director of Superior Plus Corp., a diversified company, since 1998.  He has been a director of PEL since 2001 and currently serves as Chairman of the Audit Committee.

69,700(4)
Douglas J. Haughey of Calgary, Alberta has been the President and Chief Executive Officer and a director of PEL since April 29, 2010. Prior thereto from 1999 through 2008, Mr. Haughey was with Spectra Energy Corp. and predecessor companies. He was President of Spectra Energy's western Canadian natural gas midstream business and President and CEO of Spectra Energy Income Fund. Mr. Haughey is also a director of Fortis Inc.	44,598
Hugh A. Fergusson(3) of Calgary, Alberta is a Corporate Director and a private businessman and has been a director of PEL since 2005.  Mr. Fergusson is the former Vice President and Director with Dow Chemical Canada Inc. and is also a director of Altagas Ltd. and Canexus Income Fund.  Mr. Ferguson serves as Chairman of the Environmental, Health and Safety Committee.

12,450(4)
Randall J. Findlay(3)(7) of Calgary, Alberta is a Corporate Director and has been a director of PEL since March 2001. Mr. Findlay was also the President of PEL from March 2001 until June 30, 2006. Prior thereto he was Executive Vice President and Chief Operating Officer of Founders from December 1999 to March 2001. He is also chair and a director of Canadian Helicopters Group Inc. and a director of Pembina Pipelines Corporation and Superior Plus Corp.	165,589
Norman R. Gish(2)(5) of Calgary, Alberta is an independent businessman and a Corporate Director.  He is also a director of Superior Plus Corp. and Chairman and director of Quadrise Canada Corporation. Previously, he was president of Gish Consulting Inc. (energy consulting) from 2001 to 2007.  Mr. Gish serves as the Chair of the Governance, Human Resources and Compensation Committee.

7,000(4)
Bruce R. Libin(1) of Calgary, Alberta is an independent businessman. From December 2000 to March 2010, he was Executive Chairman and Chief Executive Officer of Destiny Resources Services Corp. From March 2010 to December 2010, he was President of Logan International Inc. He has also been President of B.R. Libin Capital Corp., an investment, merchant banking and investment banking advisory services company since 1995. He has been a director of PEL since 2001, is also Chairman of Winstar Resources Ltd. and a director of Logan International Inc.	212,292
Dr. Robert W. Mitchell(3)(8) of Calgary, Alberta is an independent businessman. From 1984 to September 2003, he was Executive Vice President of Talisman Energy Inc. He has been a director of PEL since 2004 and is also a director of Winstar Resources Ltd.	15,000
M.H. (Mike) Shaikh(2)(6) of Calgary, Alberta is a Corporate Director and an independent businessman and is the President of M.H. Shaikh Professional Corporation.  He has been a director of PEL since 2001 and is also a director of Hawk Exploration Ltd. and Pace Oil and Gas Ltd.

192,231(4)
Jeffrey T. Smith(1) of Calgary, Alberta is an independent businessman. He has been a director of PEL since 2001 and is also a director of Compton Petroleum Ltd. and Pace Oil and Gas Ltd.	10,400

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Governance, Human Resources and Compensation Committee.
(3)	Member of the Environment, Health and Safety Committee.
(4)
Mr. Billing also holds $1 million principal amount of the 5.75% Percent Debentures.  Mr. Shaikh also holds $250,000 principal amount of the Supplemental 6.50 Percent Debentures and $500,000 principal amount of the 5.75% debentures.  Mr. Gish also holds $110,000 principal amount of the Supplemental 6.50 Percent Debentures.

(5)
Mr. Gish was until August 20, 2009 a director of 4504020 Canada Inc. (formerly Railpower Technologies Corp. ("Railpower"), a reporting issuer in all provinces and territories of Canada that filed for court protection under the Companies' Creditors Arrangement Act (Canada) in Canada and under Chapter 15 of the U.S. Bankruptcy Code with the United States Bankruptcy Court for the Western District of Pennsylvania on February 4, 2009 and February 6, 2009, respectively.  On May 29, 2009, Railpower concluded the sale of all of its assets, except cash on hand and on deposit in financial institution, the land and property located in St.-Jean-sur-Richelieu (Quebec) and two road switching locomotives, to R.J. Corman Railroad Group LLC, a Kentucky limited liability company.  The largest creditor, Ontario Teacher's Pension Plan, subsequently filed a Petition in Bankruptcy against Railpower which was granted on March 8, 2010.

(6)
Mr. Shaikh was a director of Mystique Energy Inc. ("Mystique") from November 11, 2004 until his resignation on April 24, 2007. On April 25, 2007 the Court of Queen's Bench of Alberta (the "Court") granted an initial order to Mystique for creditor protection under the Companies' Creditors Arrangement Act ("CCAA"). The initial order grants CCAA protection for an initial period of 30 days, expiring May 24, 2007, to be extended thereafter as the Court deems appropriate. The CCAA proceedings have been completed and Mystique has settled with its creditors.

(7)	Mr. Findlay was a director of Wellpoint Systems from July 23, 2008 to January 31, 2011. On January 31, 2011, Wellpoint Systems Inc. was placed into receivership by two of its lenders.

(8)	Dr. Mitchell will retire as a director of Provident in May 2011 and will not be standing for re-election to the Provident Board at the annual meeting of Shareholders to be held on May 11, 2011.

Murray N. Buchanan

Co-President, Midstream Business Unit

Mr. Buchanan received his masters of business administration from Queen's University, as well as an honours bachelor of administration degree from Queen's University.  Mr. Buchanan is responsible for commercial activities associated with Provident's midstream services business unit including natural gas liquids fractionation, storage, processing, marketing and transportation services. Mr. Buchanan joined Provident in 2005 following Provident's acquisition of the Empress midstream assets and related marketing entity, Kinetic Resources, where he held the position of President for eight years.  Mr. Buchanan has over 25 years of NGL marketing and petroleum industry experience.

Andrew G. Gruszecki

Co-President, Midstream Business Unit

Mr. Gruszecki received his honours bachelor of science in science from the University of Western Ontario and did his co-op master's of business administration at McMaster University and joined Provident in 2003.  He brings over 25 years of experience and expertise in oil and NGL marketing, business development, and planning.  From 2000 to 2003, he was senior manager of commercial operations at Williams Energy (Canada).  Prior to joining Williams, Mr. Gruszecki was vice president of NGL Marketing for Coast Energy Canada.  From 1997 to 1998, he was director of commercial operations at TransCanada Midstream and the former Novagas Canada.  While at Novagas, Mr. Gruszecki oversaw commercial issues related to the planning, construction and implementation of the NGL business which included the construction of the Redwater fractionation facilities.  Mr. Gruszecki began his career in the energy business in 1981 and held positions of increasing responsibility before joining Novagas in 1997.

Brent C. Heagy

Senior Vice President, Finance and Chief Financial Officer

Mr. Heagy received his bachelor of commerce degree from the University of Saskatchewan and received his Chartered Accountant designation in 1985.  Mr. Heagy is responsible for all finance, financial reporting, treasury, risk and compliance activities.  Prior to the appointment to his current position in October 2010, Mr. Heagy was Executive Vice President and Chief Financial Officer for Zargon Energy Trust, Chief Risk Officer for Encana Corporation and Chief Financial Officer for PanCanadian Energy Corporation's US operations based in Houston, Texas.  Prior thereto he worked in public accounting practice with Coopers & Lybrand in Calgary.

Lynn M. Rannelli

Assistant Corporate Secretary

Ms. Rannelli received her Business Management Certificate from the University of Calgary.  Ms. Rannelli joined Provident in 2001, following the acquisition of Maxx Petroleum Ltd. and has over 20 years of experience in Corporate Administration, Human Resources, Records Management, Investor Relations and Communications.  Ms. Rannelli is a member of the Canadian Society of Corporate Secretaries.

Committees of the Provident Board

During the year ended December 31, 2010, the Provident Board had three standing committees – the Audit Committee, the Reserves, Operations and Environmental, Health and Safety Committee and the Governance, Human Resources and Compensation Committee.  Following the Midnight Arrangement, the Reserves, Operations and Environmental, Health and Safety Committee became the Environmental, Health and Safety Committee.

In addition, Provident has a Disclosure Committee which is comprised entirely of members of management.  The Disclosure Committee's primary responsibilities are to oversee Provident's disclosure practices and to ensure the company meets all Canadian and U.S. regulatory disclosure requirements.

Membership in each of the Provident Board committees is set forth below.

Audit Committee

The Audit Committee consists of Mr. Grant D. Billing (Chairman), Mr. Bruce R. Libin and Mr. Jeffrey T. Smith. All members of the Audit Committee are independent and financially literate, as determined by applicable securities legislation, and at least one member of the Committee is an "audit committee financial expert" as required by U.S. securities laws. The Audit Committee reviews Provident's interim unaudited consolidated financial statements and annual audited consolidated financial statements and certain corporate disclosure documents including management's discussion and analysis and annual and interim earnings press releases before they are approved by the Provident Board.  The Committee also reviews and makes a recommendation to the Provident Board in respect of the appointment and compensation of the external auditor and it monitors accounting, financial reporting, control and audit functions.

The Audit Committee meets to discuss and review the audit plans of external auditors and is directly responsible for overseeing the work of the external auditor with respect to preparing or issuing the auditor's report or the performance of other audit, review or attest services, including the resolution of disagreements between management and the external auditor regarding financial reporting.  The Committee questions the external auditor independently of management and reviews a written statement of its independence based on the criteria found in the recommendations of the Canadian Institute of Chartered Accountants.

The Committee must be satisfied that adequate procedures are in place for the review of Provident's public disclosure of financial information extracted or derived from its financial statements and it periodically assesses the adequacy of those procedures. The Audit Committee also must approve or pre-approve, as applicable, any non-audit services to be provided to Provident by the external auditor. In addition, it reviews Provident's internal control procedures to determine their effectiveness and to ensure compliance with Provident's policies and avoidance of conflicts of interest.

In conjunction with Provident's whistleblower policy, the Committee has established procedures for dealing with complaints or confidential submissions which come to its attention with respect to accounting, internal accounting controls or auditing matters.  See "Audit Committee Information" and Schedule A of this Annual Information Form for additional information relating to the Audit Committee.

Governance, Human Resources and Compensation Committee

The Governance, Human Resources and Compensation Committee consists of Mr. Norman Gish, (Chairman), Mr. M.H. (Mike) Shaikh, and Mr. John B. Zaozirny, all of whom are considered independent directors within the meaning of applicable securities legislation. The Committee is responsible for recommending to the Provident Board suitable candidates for director positions.  The selection assessment includes a wide array of factors deemed appropriate, all in the context of an assessment of the perceived needs of the Provident Board and Provident at the time.  In addition, the Committee assists the Provident Board on corporate governance matters and in assessing the functioning and effectiveness of the Provident Board.

The Governance, Human Resources and Compensation Committee's mandate also includes reviewing Provident's human resources policies and procedures and compensation and incentive programs.  The Committee is responsible for assessing senior management's performance and recommending senior management compensation to the Provident Board.  The Committee reviews the adequacy and form of directors' compensation and makes recommendations designed to ensure that directors' compensation adequately reflects the responsibilities of the Provident Board.  The Committee also administers the incentive plans of Provident and makes recommendations to the Provident Board respecting grants of awards thereunder.

Environment, Health and Safety Committee

The Environmental, Health and Safety Committee consists of Mr. Hugh A. Fergusson (Chairman), Dr. Robert Mitchell, and Mr. Randall J. Findlay, all of whom are considered independent directors, within the meaning of applicable securities legislation.  The Committee assists the Provident Board in its oversight of the operations of Provident, including operating activities, operating expenses and capital expenditure budget; and the environmental, health and safety issues, including the evaluation of Provident's programs, controls and reporting systems, and compliance with applicable laws, rules and regulations.  Prior to the completion of the Midnight Arrangement, the Committee assisted the Provident Board in its oversight of the oil and natural gas reserves evaluation process and the public disclosure of reserves data and related information as required by National Instrument 51-101.

Conflicts of Interest

The directors and officers of PEL are engaged in and will continue to engage in other activities in the energy industry and, as a result of these and other activities, the directors and officers of PEL may become subject to conflicts of interest.  The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA.  To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

As at the date hereof, PEL is not aware of any existing or potential material conflicts of interest between PEL and a director or officer of PEL.

AUDIT COMMITTEE INFORMATION

Composition of the Audit Committee

The Audit Committee consists of three members, all of whom are independent and financially literate, as defined by National Instrument 52-110 Audit Committees.

Audit Committee Charter

The full text of Provident's Audit Committee Charter is set forth in Schedule A of this Annual Information Form.

Relevant Education and Experience of Each Audit Committee Member

The following table sets out the relevant education and experience of each of the members of the Audit Committee:

Name	Independent	Financially Literate	Relevant Education and Experience
Grant D. Billing, CA	Yes	Yes
Mr. Billing holds the degree of Bachelor of Science and is a Chartered Accountant.  As a Chartered Accountant, Mr. Billing attained experience in preparing, auditing, analyzing and evaluating financial statements.  Mr. Billing has an understanding of the accounting principles used by Provident as well as the implications of those accounting principles on Provident's financial results.  Mr. Billing has also obtained significant financial experience and exposure to accounting and financial issues through various executive positions, most currently as Chairman and CEO of Superior Plus Corp. and also through his role as a chairman and a director of a number of public companies.

Bruce R. Libin, Q.C.	Yes	Yes
Mr. Libin holds the degree of Bachelor of Commerce (Honours), Master of Business Administration and Juris Doctoris.  Mr. Libin has obtained significant financial experience and exposure to accounting, disclosure, internal controls and financial issues during his legal practice, his business experience (including as Chief Executive Officer of Beau Canada Exploration Ltd. and as Executive Chairman and Chief Executive Officer of Destiny Resource Services Corp.) and his service on the audit committee of several boards of directors, including Amoco Canada Petroleum Company Limited, Maxx Petroleum Ltd., Mark's Work Warehouse Ltd., Calgary Health Region, Southern Alberta Institute to Technology, NQL Drilling Tools Ltd., and Winstar Resources Ltd.

Jeffrey T. Smith, P.Geol.	Yes	Yes
Mr. Smith holds the degree of Bachelor of Science Geology.  Mr. Smith has obtained significant financial experience and exposure to accounting, disclosure, internal controls and financial issues during his experience as a director of a number of public companies.

External Auditor Service Fees

The following table sets forth information about the fees billed to the Trust and its Canadian and U.S. subsidiaries for professional services provided by PricewaterhouseCoopers llp during fiscal 2010 and 2009.  PricewaterhouseCoopers llp is independent in accordance with the auditor's rules of professional conduct in Canada.

(CDN$)	2010	2009
Audit Fees	$641,000	$856,000
Audit-Related Fees	510,200	197,000
Tax Fees	121,664	231,266
All Other Fees	--	12,727
Total	$1,272,864	$1,296,993

Audit Fees

Fees for audit services totalled approximately $0.6 million in 2010 and approximately $0.9 million in 2009, including fees associated with the annual audit, the reviews of the Trust's quarterly reports, statutory audits and regulatory filings.

Audit-Related Fees

Fees for audit-related services totalled approximately $0.5 million in 2010 and approximately $0.2 million in 2009.  Audit related services include services in connection with the sale of Provident's oil and natural gas production business ($0.3 million in 2010), the transition to International Financial Reporting Standards, the prospectus in connection with the 5.75 Percent Debentures, the Conversion Circular and French translation services.

Tax Fees

Fees for tax services totalled $0.1 million in 2010 and approximately $0.2 million in 2009.  Fees for tax services include assistance with tax return preparation, tax planning and tax advice services.  Tax fees for 2009 have been updated to reflect actual amounts billed in respect of the year.

All Other Fees

Fees for all other services were nil in 2010 and $12,727 in 2009 for miscellaneous consulting services primarily related to valuations.

In accordance with Provident's procedures for the approval of audit and non-audit services by PricewaterhouseCoopers llp (the "Procedures"), the Audit Committee has pre-approved the services of external auditors listed in the Procedures.  This general pre-approval of services set forth in the Procedures is brought to the Audit Committee for review and renewal on an annual basis.  Management has agreed to seek the guidance of the Chairman of the Audit Committee if there is any ambiguity about whether a particular service is pre-approved.

In the case of proposed engagements of PricewaterhouseCoopers llp involving services set forth in the Procedures in which the fees for such services are expected to exceed $100,000, specific pre-approval must be obtained from the Audit Committee.  In these circumstances in which specific pre-approval is required, the Audit Committee has delegated the authority to effect such pre-approval to the Chairman of the Audit Committee.

In respect of services set forth in the Procedures in which the fees for a particular engagement are expected to be less than or equal to $100,000, the Chairman of the Audit Committee must be notified expeditiously of any such services commenced by the auditors.

If an engagement with PricewaterhouseCoopers llp for a particular service is contemplated, and is neither prohibited under the terms of the Procedures nor covered under the range of services set forth in the Procedures, the engagement is subject to the pre-approval of the Chairman of the Audit Committee.

All pre-approvals granted by the Chairman of the Audit Committee must be presented to the full Audit Committee at its next meeting.

Prohibited services may not be pre-approved by the Audit Committee or pursuant to the delegated authority granted to the Chairman of the Audit Committee.  The Trust has complied with applicable rules regulating the provision of non-audit services to the Trust by its external auditor.

INFORMATION CONCERNING THE NATURAL GAS LIQUIDS MIDSTREAM PROCESSING AND MARKETING INDUSTRY

General

The NGL industry involves the production, transportation and marketing of products that are extracted from natural gas prior to its sale to end use customers.  The profitability of the industry is based on the products extracted being of greater economic value as separate commodities than as components of natural gas.

Natural gas is a mixture of various hydrocarbon components, the most abundant of which is methane.  The higher value hydrocarbons, which include ethane (C2), propane (C3), butane (C4) and pentanes-plus (C5+), are generally in gaseous form at the pressures and temperatures under which natural gas is gathered and transported.  The basis of the NGL industry is the recovery of these higher value hydrocarbons from natural gas for sale in a liquid form.

The NGL value chain begins with the gathering of gas that is produced.  The gas then gets processed through field processing plants, mainline extraction facilities and fractionation facilities in order to remove high value NGLs, as well as water, sulphur and other impurities.  The value chain culminates with the transportation and eventual sale of NGLs to the final customer.

NGL Extraction

A primary component of the NGL value chain is in the extraction of NGLs from natural gas, which takes place in a number of steps at extraction facilities.  NGLs are recovered primarily at three types of extraction facilities: natural gas field plants, natural gas straddle plants and oil refineries.  Field plants process raw natural gas, which is produced from wells in the immediate vicinity, to remove impurities such as water, sulphur and carbon dioxide prior to the delivery of natural gas to the major natural gas pipeline systems.  Field plants also remove almost all pentanes-plus and as much as 65 percent of propane and 80 percent of butane in order to meet pipeline specifications.  Pipeline quality gas may then be transported and sold to end users or processed at straddle plants to recover additional NGLs, including ethane.  The NGLs extracted are generally removed in mixes (either ethane-plus or propane-plus ), which must be further processed in subsequent steps to separate out the individual products.

NGL Fractionation

NGL mix extracted at field plants is transported to fractionation facilities, which enhances its value by separating the mix into its components: ethane, propane, butane and pentanes-plus. Fractionation generally does not occur at field plants, but rather at a central location.  The NGL mixes are moved by truck or pipeline to fractionation facilities.  Once fractionated, the products are then transported to markets by pipeline, truck or rail.

NGL Transportation

The efficient movement of NGL products in Canada requires significant infrastructure, including transportation assets (pipelines, trucks, rail cars), storage facilities and terminals (rail and truck).  The most efficient and the lowest cost means for moving NGL products to markets is by pipeline.  The Canadian NGL sector has an extensive pipeline network for the transportation of natural gas to field plants and extraction facilities, and NGLs to fractionation facilities, petrochemical complexes, underground storage facilities and the final customer.  Truck and rail account for a significant amount of the NGLs transported, with pipelines serving as the main mode of transport.

NGL Storage

Storage assets offer a number of key strategic advantages, which include: (i) providing the necessary buffer between production of NGLs (which varies daily depending on gas flows and composition) and their consumption (which can vary from day to day and season to season depending on market needs); (ii) allowing NGL sellers to store inventory to accommodate outages in NGL fractionation plants; and (iii) exploiting seasonal price differentials that may develop over the course of a year (particularly for propane and butane).

NGL Marketing

The markets for NGLs are North American in scope with end uses varying substantially by product.  NGLs are used directly as heating and transportation fuels and also as a feedstock for the petrochemical and crude oil refining industries.

Ethane is used primarily as feedstock for the petrochemical industry.

Propane is the most versatile of the NGL products from a marketing perspective. Uses for propane include home and commercial heating, crop drying, cooking and motor fuel.

Butane is used primarily in gasoline blending, either directly or in the production of iso-octane and as a diluent for heavy oil.

Pentanes-plus is used primarily as a diluent to blend with heavy crudes to decrease the viscosity and density of these crudes, allowing them to be transported in pipelines. In addition, pentanes-plus are used as a refinery feedstock in the production of gasolines.

Commercial Arrangements

An extraction facility's fees may be based on a cost-of-service arrangement (reimbursement for operating expenses plus a return on capital employed), a fixed charge per unit of throughput, or some combination of these fee structures.  In order to produce NGLs, the owner of the facility must purchase natural gas (referred to as shrinkage gas) to replace the energy removed from the natural gas stream in the form of NGLs as part of the extraction process.  For the right to extract NGLs from the gas stream, extraction facility owners generally pay the owners of the gas a premium over the shrinkage gas price, which effectively amounts to sharing with owners of the gas a portion of the value that is added through the recovery and sale of NGLs.  Other costs of extraction include electrical power, labour, maintenance, property taxes, insurance and other overhead.

For ethane, market prices usually consist of a shrinkage gas cost which flows through to ethane buyers, a flow through of a portion of plant operating costs and an additional fixed fee to cover capital employed.  As a result, the ethane operations of an extraction facility generally generate a relatively predictable cash flow stream.

The extraction facility's other revenues are often tied to the market prices of propane, butane and pentanes-plus which in turn are typically correlated as a percentage of the price of crude oil.

A fractionation facility provides a package of services, which may include transportation of the NGL mix to the facility; fractionation of an incoming ethane-plus or propane-plus mixture into specification ethane, propane, butane and pentanes-plus; storage of NGLs at the facility; distribution and terminalling of the specification products; and marketing of the products. The fees charged vary depending upon the package of services provided. Facility expenses include operating costs associated with gathering, transporting, fractionating, storing and distributing the NGL mix. Hence, profit is determined by the difference between the fees charged and the costs incurred for the service provided rather than on the spread between natural gas and NGL prices as in the case of an extraction plant.  The owner of a fractionator may also purchase NGL streams in the field for its own account, transport and process the stream, then sell the resulting products in the market.  In this case, its profit will be the difference between the sales prices it receives and the sum of its purchase price for the NGL stream and its costs of production (transportation, fractionation, storage).

RISK FACTORS

Provident's business is susceptible to the risks and uncertainties associated with the natural gas liquids midstream processing and marketing business generally.  Prospective purchasers of securities of Provident should carefully consider the information set forth below and the other information set forth herein before deciding to invest.  Shareholders should consider carefully the information contained herein and, in particular, the following risk factors:

Natural Gas Liquids Midstream Processing and Marketing Business Risk Factors

Frac Spread and Commodity Prices

The Midstream Business is exposed to possible price declines between the time Provident purchases NGL feedstock and sells NGL products, and to narrowing frac spreads.  Frac spread is the difference between the selling prices for NGL products and the input cost of the natural gas required to produce the respective NGL products. The frac spread can change significantly from period to period depending on the relationship between crude oil and natural gas prices (the "frac spread ratio"), absolute commodity prices, and changes in the Canadian to U.S. dollar foreign exchange rate.  There is also a differential between NGL product prices and crude oil prices which can change prices received and margins realized for midstream products separate from frac spread ratio changes.  The amount of profit or loss made on the extraction portion of the Midstream Business will generally increase or decrease with the frac spread. This exposure could result in material variability of cash flow generated by the Midstream Business, which could negatively affect Provident and the cash dividends of Provident.

Facilities Throughput and Product Demand

The volumes of natural gas processed through Provident's natural gas liquids midstream processing and marketing business and of NGLs and other products transported in the pipelines depend on production of natural gas in the areas serviced by the business and pipelines.  Without reserve additions, production will decline over time as reserves are depleted and production costs may rise. Producers may shut in production at lower product prices or higher production costs.  Producers in the areas serviced by the business may not be successful in exploring for and developing additional reserves, and the gas plants and the pipelines may not be able to maintain existing volumes of throughput. Commodity prices may not remain at a level which encourages producers to explore for and develop additional reserves or produce existing marginal reserves.  Lower production volumes will also increase the competition for natural gas supply at gas processing plants which could result in higher shrinkage premiums being paid to natural gas producers.

The rate and timing of production from proven natural gas reserves tied into the gas plants is at the discretion of the producers and is subject to regulatory constraints.  The producers have no obligation to produce natural gas from these lands.

Provident's natural gas liquids midstream processing and marketing business is connected to various third party trunkline systems.  Operational disruptions or apportionment on those third party systems may prevent the full utilization of the business.

Over the long term, business will depend, in part, on the level of demand for NGLs and natural gas in the geographic areas in which deliveries are made by pipelines and the ability and willingness of shippers having access or rights to utilize the pipelines to supply such demand.  Provident cannot predict the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel economy and energy generation devices, all of which could reduce the demand for natural gas and NGLs.

Operating and Capital Costs

Operating and capital costs of Provident's natural gas liquids midstream processing and marketing business may vary considerably from current and forecast values and rates and represent significant components of the cost of providing service.  In general, as equipment ages, maintenance capital expenditures and maintenance expenses with respect to such equipment may increase over time.  Distributions may be reduced if significant increases in operating or capital costs are incurred.

Although operating costs are to be recaptured through the tariffs charged on natural gas volumes processed and oil and NGLs transported, respectively, to the extent such charges escalate, producers may seek lower cost alternatives or stop production of their natural gas.

Reliance on Principal Customers and Operators

Provident will rely on several significant customers to purchase product from the Midstream Business.  Ethane is predominately purchased by Nova Chemicals Corporation and Dow Chemicals Canada Inc.  Cenovus Energy and its affiliates will purchase the majority of the condensate from the Empress debutanizer.  BP Canada operates the BP E1 Plant at Empress, Alberta and the west to east system described herein.  If for any reason these parties were unable to perform their obligations under the various agreements with Provident, the revenue and dividends of Provident, and the operations of the Midstream Business could be negatively impacted.

Operational Matters and Hazards

Provident's operations will be subject to common hazards of the natural gas processing and pipeline transportation business.  The operation of Provident's natural gas liquids midstream processing and marketing business could be disrupted by natural disasters or other events beyond the control of Provident.  A casualty occurrence could result in the loss of equipment or life, as well as injury and property damage.  Provident carries insurance coverage with respect to some, but not all, casualty occurrences in amounts customary for similar business operations, which coverage may not be sufficient to compensate for all casualty occurrences.

The operation of Provident's natural gas liquids midstream processing and marketing business will involve many risks, including the breakdown or failure of equipment, information systems or processes, the performance of equipment at levels below those originally intended (whether due to misuse, unexpected degradation or design, construction or manufacturing defects), failure to maintain an adequate inventory of supplies or spare parts, operator error, labour disputes, disputes with owners of interconnected facilities and carriers and catastrophic events such as natural disasters, fires, explosions, fractures, acts of eco-terrorists and saboteurs, and other similar events, many of which are beyond the control of Provident.  The occurrence or continuance of any of these events could increase the cost of operating facilities and/or reduce its processing or throughput capacity, thereby reducing cash flow.

Competition

Provident's natural gas liquids midstream processing and marketing business is subject to competition from other gas processing plants which are either in the general vicinity of the gas plants or have gathering systems that are or could potentially extend into areas served by the gas plants. The pipelines and storage, terminal and processing facilities are also subject to competition from other pipelines and storage, terminal and processing facilities in the areas they serve, and the gas products marketing business is subject to competition from other marketing firms.

Producers in Western Canada compete with producers in other regions to supply natural gas and gas products to customers in North America and the natural gas and gas products industry also competes with other industries to supply the fuel, feedstock and other needs of consumers.  Such competition may have an adverse effect on the production of natural gas and gas products in Western Canada and, as a result, on the demand for Provident's services.

Regulatory Intervention

Pipelines and facilities can be subject to common carrier and common processor applications and to rate setting by regulatory authorities in the event agreement on fees or tariffs cannot be reached with producers.  To the extent that producers believe processing fees or tariffs respecting pipelines and facilities are too high, they may seek rate relief through regulatory means.

Environmental Considerations

Major equipment failure, release of toxic substances or pipeline rupture could result in damage to the environment and Provident's natural gas liquids midstream processing and marketing business, death or injury and substantial costs and liabilities to third parties.  Provident may not be able to insure against these events or may elect not to insure because of high premium costs or for other reasons. If, at any time, appropriate regulatory authorities deem any one of the gas plants unsafe, they may order it to be shut down.

The gas processing and gathering industry is regulated by federal and provincial environmental legislation.  Activities that do not meet regulatory standards or that breach such legislation may result in the imposition of fines, penalties and suspension of operations.  It is possible that increasingly strict environmental and safety laws will be implemented, which could result in substantial costs of compliance.

Abandonment

Provident will be responsible for compliance with all laws and regulations regarding abandonment of Provident's natural gas liquids midstream processing and marketing business at the end of their economic life, which abandonment costs may be substantial. It is not possible to estimate the abandonment costs at this time as they will be a function of regulatory requirements at the time of abandonment.

General Risk Factors

Availability of Credit and Debt Service

As of March 22, 2011, Provident had drawn $124.5 million against its Credit Facility, representing 25 percent of the credit capacity.  In addition, as of March 22, 2011, Provident has issued $43.8 million of letters of credit representing 73 percent of the letter of credit facility capacity.  Variations in interest rates and scheduled principal repayments or the need to refinance the Credit Facility upon expiration could result in significant changes in the amount required to be applied to debt service before payment of any amounts to Provident or its shareholders.  Although it is believed that the credit facilities are sufficient, there can be no assurance that the amounts will be adequate for the financial obligations of Provident, that additional funds can be obtained or that, upon expiration, the Credit Facility can be refinanced on terms acceptable to Provident or the lenders.

The Lenders have been provided with security over substantially all of the assets of Provident.  If Provident becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lenders may foreclose on or sell Provident's assets.

The weakened global economic situation in 2008 and 2009 restricted Provident's access to capital, bank debt and equity, and resulted in increased borrowing costs.  Provident's ability to finance future capital expenditures out of funds generated from operations, borrowings and possible future equity sales is dependent on, among other factors, the overall state of capital markets and investor appetite for investments in the energy industry and Provident's securities in particular.  Although a gradual recovery from the global recession beginning in 2009 has led to improved economic conditions, continued uncertainty has created ongoing fiscal challenges for the North American economy which may alter Provident's spending and operating plans and may continue to increase Provident's borrowing costs.  There may be unexpected business impacts from this market uncertainty, including volatile changes in currency exchange rates, inflation, interest rates, and general levels of investing and consuming activity.

To the extent that external sources of capital become limited or unavailable or available on onerous terms, Provident's ability to make capital investments, maintain existing assets and pay dividends may be impaired, and its assets, liabilities, business, financial condition and results of operations may be materially and adversely affected as a result.

Based on current funds available and expected funds generated from operations, Provident believes it has sufficient funds available to fund its projected capital expenditures. However, if funds generated from operations are lower than expected or capital costs for these projects exceed current estimates, or if Provident incurs major unanticipated expenses related to maintenance of its existing assets, it may be required to seek additional capital to maintain its capital expenditures at planned levels.  Failure to obtain any financing necessary for Provident's capital expenditure plans may negatively impact Provident's business.

Litigation

Provident and its various subsidiaries and affiliates are, in the course of their business, subject to lawsuits and other claims.  Defence and settlement costs associated with such lawsuits and claims can be substantial, even with respect to lawsuits and claims that have no merit.  Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding could have a material adverse effect on the financial position or operating results of Provident.

Changes in Legislation

There is no assurance that Canadian or U.S. federal income tax laws will not be changed in a manner that affects Shareholders in a material adverse way.

Regulatory Matters

Provident's operations are subject to a variety of federal, provincial laws and regulations, including laws and regulations relating to the protection of the environment.

Conflicts of Interest

The directors and officers of PEL are engaged in and will continue to engage in other activities in the natural gas liquids midstream processing and marketing business and, as a result of these activities, the directors and officers of PEL may become subject to conflicts of interest.  The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA.  To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.  The business of Provident is subject to other risks and matters, which are outside of their control.

Dependence on Key Personnel

The success of the operations of Provident will be largely dependent on the skills and expertise of key personnel to manage the overall business and to achieve positive margins.  The continued success of Provident will be dependent on its ability to retain or recruit such personnel.

Variations in Interest Rates and Foreign Exchange Rates

Variations in interest rates could result in a significant change in the amount Provident pays to service debt, potentially impacting dividends to Shareholders.  Variations in the exchange rate for the Canadian dollar versus the U.S. dollar could affect future dividends.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of Provident, no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10 percent of the outstanding Common Shares and no associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect Provident, other than as described in this Annual Information Form.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares and the Debentures is Computershare at its principal offices in Toronto, Ontario and Calgary, Alberta.

MATERIAL CONTRACTS

There are no material contracts entered into by Provident during the most recently completed financial year or since January 1, 2002 and which are still in effect, other than contracts entered into in the ordinary course of business and other than (a) the Credit Facility described herein under the heading "Information Concerning the PEL and its Business - Debt Financing"; and (b) the Shareholder Rights Plan described herein under the heading "Information Concerning the PEL and its Business - Shareholder Rights Plan".

Each of the Credit Facility and the Shareholder Rights Plan has been filed on SEDAR and is available under Provident's issuer profile at www.sedar.com.

DOCUMENTS INCORPORATED BY REFERENCE

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Annual Information Form to the extent that a statement contained herein, or any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that is modified or superseded.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Annual Information Form.

Provident will provide without charge to each security holder upon the written or oral request of such person (and to each person who is not a security holder of Provident upon payment of a reasonable charge), a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents).  Requests for such documents should be directed to the office of Investor Relations, Provident Energy Ltd., 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1, telephone: (403) 231-6710.  Documents incorporated by reference in this Annual Information Form are also available on SEDAR at www.sedar.com.

PRINCIPAL HOLDERS OF COMMON SHARES

As at the date hereof, to the knowledge of Provident, no person or company owned of record or beneficially, directly or indirectly, more than 10 percent of the issued and outstanding Common Shares.  As at March 22, 2011, the directors and senior officers of Provident, as a group, beneficially owned, directly or indirectly, 851,069 Common Shares or less than 1 percent of the issued and outstanding Common Shares.

ADDITIONAL INFORMATION

Additional information related to the remuneration of the directors and officers of Provident, the indebtedness of the directors and officers of Provident, the principal holders of Common Shares and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Management Proxy Statement and Information Circular of Provident for its most recent annual meeting of Shareholders that involved the election of directors.  Additional financial information is provided in Provident's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2010.

Additional copies of this Annual Information Form are available on SEDAR at www.sedar.com or may be obtained from Provident.  Please contact:

Lynn Rannelli, Assistant Corporate Secretary
Provident Energy Ltd.
2100, 250 – 2nd Street S.W.
Calgary, Alberta  T2P 0C1

Telephone: (403) 296-2233
Fax: (403) 294-0111

Additional information relating to Provident may also be found on SEDAR at www.sedar.com.

SCHEDULE A

Audit Committee Terms of Reference

The Board of Directors (the "Board") of Provident Energy Ltd. (the "Corporation") has oversight responsibilities, authorities and duties in connection with the business of the Corporation.  The Board has delegated the specific oversight responsibilities, authorities and duties as described below to the Audit Committee (the "Committee").

For the purpose of these terms of reference, the term "Provident" shall include the Corporation and its subsidiaries.

Composition

The Committee will consist of three or more directors as determined by the Board.  The members of the Committee shall be appointed by the Board.  The Governance, Human Resources and Compensation Committee of the Board shall recommend to the Board eligible directors to fill vacancies on the Committee.  Each member shall serve until his or her successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of the Corporation.  The Board shall fill any vacancy if the membership of the Committee is less than three directors.  The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership.

All members of the Committee must satisfy the independence, financial literacy and experience requirements of applicable Canadian and United States securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.  In particular: (i) each member shall be "independent" and "financially literate" within the meaning of National Instrument 52-110 - Audit Committees, (ii) each member shall be "independent" and "financially literate" within the meaning of the rules of the New York Stock Exchange, and (iii) at least one member must be an "audit committee financial expert" within the meaning of that term under the United States Securities Exchange Act of 1934, as amended, and the rules adopted by the United States Securities and Exchange Commission thereunder (collectively, the "U.S. Rules").

Members of the Committee may not, other than in their respective capacities as members of the Committee, the Board or any other committee of the Board, accept directly or indirectly any consulting, advisory or other compensatory fee from Provident, or be an "affiliated person" (as such term is defined in the U.S. Rules) of Provident.  For greater certainty, director's fees, options and similar compensation arrangements and fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with Provident that are not contingent on continued service should be the only compensation a Committee member receives from Provident.

Communication, Authority to Engage Advisors and Expenses

The Committee shall have access to such officers and employees of Provident, the external auditor and to such other information respecting Provident, as it considers necessary or advisable in order to perform its duties and responsibilities.

The Committee provides an avenue for communication, particularly for outside directors, with the external auditor and financial and senior management and the Board.  The external auditor shall have a direct line of communication to the Committee through its Chair and shall report directly to the Committee.  The Committee, through its Chair, may directly contact any employee of Provident as it deems necessary, and any employee may bring before the Committee, on a confidential basis, any matter involving Provident's financial practices or transactions.

The Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set the compensation for any such counsel and advisors.  Any engagement of independent counsel or other advisors is to be at Provident's expense.

Provident shall be responsible for all expenses of the Committee that are deemed necessary or appropriate by the Committee in carrying out its duties including the compensation of the external auditor for issuing an audit report or performing other audit, review or attest services.

Meetings and Record Keeping

Meetings of the Committee shall be conducted as follows:

1.
The Committee shall meet at least quarterly at such times and at such locations as the Chair of the Committee shall determine, provided that meetings shall be scheduled so as to permit timely review of the Corporation's quarterly and annual financial statements and related management's discussion and analysis and earnings press releases.  The external auditor or any two members of the Committee may also request a meeting of the Committee.  The Committee shall also meet separately with the external auditor and/or internal auditor periodically as the Committee may deem appropriate.  The Chair of the Committee shall hold in camera sessions of the Committee, without management present, at every meeting;

2.	The Chair of the Committee shall preside as chair at each Committee meeting and lead Committee discussion on meeting agenda items;

3.
The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or by other telecommunication device that permits all persons participating in the meeting to hear each other;

4.
If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting;

5.
The Chair shall, in consultation with management and the external auditor, establish the agenda for the meetings and instruct management to ensure that properly prepared agenda materials are circulated to the Committee with sufficient time for study prior to the meeting;

6.	Every question at a Committee meeting shall be decided by a majority of the votes cast;

7.
The President and Chief Executive Officer (the "CEO") and the Chief Financial Officer ("CFO") shall be available to advise the Committee, shall receive notice of meetings and may attend meetings of the Committee at the invitation of the Chair of the Committee.  Other management representatives, other Board members, officers or employees of Provident, the external auditor, outside counsel and other experts or consultants may be invited to attend as necessary; and

8.	A Committee member, or any other person selected by the Committee, shall be appointed at each meeting to act as secretary for the purpose of recording the minutes of each meeting.

The Committee shall provide the Board with a summary of all meetings together with a copy of the minutes from such meetings.  Where minutes have not yet been prepared, the Chair shall provide the Board with oral reports on the activities of the Committee.  Information reviewed and discussed by the Committee at any meeting shall be referred to in the minutes and made available for examination by the Board upon request to the Chair of the Committee.

Responsibilities

The Committee is part of the Board.  Its primary functions are to assist the Board in fulfilling its oversight responsibilities with respect to: (i) the integrity of the Corporation's Financial Statements, including the review and recommendation for approval of the financial statements and the financial reporting of the Corporation; (ii) the assessment of the system of internal, accounting and financial reporting controls and procedures that management has established, including for the purpose of monitoring its compliance with regulatory requirements; and (iii) the appointment, compensation and evaluation of the external auditor and the oversight of the external audit process, including the external auditor's performance, qualifications and independence.  In addition, the Committee shall assist the Board as requested in fulfilling its oversight responsibilities with respect to: (i) financial policies and strategies; (ii) financial risk management practices; and (iii) transactions or circumstances which could materially affect the financial profile of the Corporation.

Management is responsible for establishing and maintaining controls, procedures and processes and the Committee is appointed by the Board to oversee, review and monitor those controls, procedures and processes.

The Committee, in its capacity as a committee of the Board and subject to the rights of shareholders and applicable law, shall be directly responsible for overseeing the relationship of the external auditor with the Corporation, including the appointment, compensation, retention and oversight of the work of any external auditor engaged (including resolution of disagreements between management of Provident and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation.  The external auditor shall report directly to the Committee.  The Committee should have a clear understanding with the external auditor that such external auditor must maintain an open and transparent relationship with the Committee, and that the ultimate accountability of the external auditor is to the shareholders of the Corporation.

Specific Duties

In carrying out its role, the Committee has the following specific authorities and responsibilities:

1.	Financial Information and Reporting

(a)
to review with management and the external auditor, and recommend to the Board for approval, the annual and interim financial statements of the Corporation and related financial reporting, including management's discussion and analysis and earnings press releases;

(b)
to review and discuss with management the type and presentation of information to be included in press releases which contain financial information taken from Provident's financial statements prior to the release of such press release to the public, paying particular attention to any use of information which is not prepared in accordance with applicable generally accepted accounting principles ("GAAP"), such as "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance provided by Provident to analysts and rating agencies;

(c)
to review with management and recommend to the Board for approval, any financial statements of the Corporation which have not previously been approved by the Board and which are to be included in a prospectus or other public disclosure document of the Corporation;

(d)
to consider and be satisfied that adequate policies and procedures are in place for the review of the Corporation's disclosure of financial information extracted or derived from the Corporation's financial statements (other than disclosure referred to in clause (1)(a) above), and periodically assess the adequacy of such procedures;

(e)	to review major issues regarding accounting principles and financial statement presentations, including any significant changes in Provident's selection or application of accounting principles;

(f)
to review analyses prepared by management and/or the external auditor setting forth any significant financial reporting issues and judgments made in connection with the preparation of Provident's financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; and

(g)	to review the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on Provident's financial statements.

2.	Internal Controls

(a)	to review the internal control staff functions including:

(i)	the purpose, authority and organizational reporting lines, and

(ii)	the annual audit plan, budget and staffing thereof;

(b)	to review, with the CFO, controller or others, as appropriate, Provident's internal system of audit controls and the results of internal audits;

(c)	to review major issues regarding the adequacy of Provident's internal controls and any special audit steps adopted in light of material control deficiencies; and

(d)	to establish procedures for:

(i)	the receipt, retention and treatment of any complaint regarding accounting, internal accounting controls or auditing matters, and

(ii)	the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

3.	External Audit

(a)
to recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services and the compensation of such auditor;

(b)	to evaluate and oversee the services provided by the external auditor and recommend to the Board, if necessary, the replacement of the external auditor;

(c)

(i)
to pre-approve or approve (if pre-approval is not required by law), the services related to, any audit service or non-prohibited non-audit service and, if desired, establish detailed policies and procedures for the pre-approval of audit services and non-prohibited non-audit services by an external auditor.  The Committee may delegate this ability to one or more members of the Committee to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to such delegation must be detailed as to the particular service to be provided, may not delegate Committee responsibilities to management of Provident and must be reported to the full Committee at its next scheduled meeting, or

(ii)	adopt specific policies and procedures for the engagement of the external auditor for the purposes of the provision of non-audit services;

(d)
to obtain and review at least annually a written report by the external auditor setting out the auditor's internal quality control procedures, any material issues raised by the auditor's internal quality control reviews, or by inquiry or investigation by governmental or professional authorities within the preceding five years, respecting one or more independent audits carried out by the firm and the steps taken to resolve those issues;

(e)
to review and discuss with the external auditor all relationships that the external auditor and its affiliates have with Provident in order to determine the external auditor's independence, including, without limitation:

(i)
requesting, receiving and reviewing, on a periodic basis but at least annually, a formal written statement from the external auditor delineating all relationships that may reasonably be thought to bear on the independence of the external auditor with respect to Provident,

(ii)	discussing with the external auditor any disclosed relationships or services that the external auditor believes may affect the objectivity and independence of the external auditor, and

(iii)
recommending that the Board take appropriate action in response to the external auditor's report to satisfy itself of the external auditor's independence at least annually, obtain and review a report by the external auditor describing: the firm's internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by a firm, and any steps taken to deal with any such issues;

(f)	to review the audit plan of the external auditor prior to the commencement of the audit;

(g)	to set clear hiring policies for Provident regarding partners and employees and former partners and employees of the present and former external auditor of the Corporation;

(h)
to obtain assurance from the external auditor that disclosure to the Committee is not required pursuant to the provisions of the United States Securities Exchange Act of 1934, as amended, regarding the discovery of any illegal acts by the external auditor;

(i)
to review with the external auditor any audit problems or difficulties, including any restrictions on the scope of the external auditor's activities or on access to requested information, any significant disagreements with management, and management's response (such review should also include discussion of the responsibilities, budget and staffing of Provident's internal audit function, if any);

(j)	to review and discuss a report from the external auditor at least quarterly regarding:

(i)	all critical accounting policies and practices to be used,

(ii)
all alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with management, including the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor,

(iii)	other material written communications between the external auditor and management, such as any management letter or schedule of unadjusted differences, and

(iv)	to present its conclusions with respect to the external auditor to the full Board;

(k)
the Committee will ensure the rotation of partners on the audit engagement team of the external auditor in accordance with applicable law.  The Committee will also periodically consider whether, in order to assure continuing external auditor independence, it is appropriate to adopt a policy of rotating the external auditing firm on a regular basis; and

(l)	the Committee will review and evaluate the lead partner of the external auditor.

4.	Risk Management

(a)	at the request of the Board, review and monitor Provident's major financial risks and risk management policies and the steps taken by management to monitor and control those risks;

(b)	at the request of the Board, review transactions or matters which could materially affect the financial profile of the Corporation; and

(c)	the Committee shall, at least annually, provide a review of the Corporation's directors and officers liability insurance to the board.

5.	Compliance and Review of CEO and CFO Certification Process

(a)
to review Provident's financial reporting procedures and policies to ensure compliance with all legal and regulatory requirements and to investigate any non-adherence to those procedures and policies; and

(b)
in connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications with respect to the financial statements and Provident's disclosure and internal controls, including any material deficiencies or changes in those controls.  The Committee will review with the CEO, the CFO and the external auditor: (i) all significant deficiencies and material weaknesses in the design or operation of Provident's internal control over financial reporting which could adversely affect Provident's ability to record, process, summarize and report financial information required to be disclosed by the Corporation in the reports that it files or submits under the United States Securities Exchange Act of 1934, as amended, within the required time periods, and (ii) any fraud, whether or not material, that involves management of Provident or other employees who have a significant role in Provident's internal control over financial reporting.

Other Matters

1.	The Committee shall review and reassess the adequacy of this mandate at least annually and otherwise as it deems appropriate and recommend changes to the Board.

2.	The performance of the Committee shall be evaluated annually by the Board against criteria defined in the Committee and Board mandates.

3.
The Committee may, at the request of the Board or on its own initiative, investigate such other matters as it considers necessary or appropriate in the circumstances, including, without limitation, matters relating to corporate governance, compensation and director nominations.

4.	The Committee may delegate its responsibilities to sub-committees of the Committee.

APPENDIX A

AUDIT COMMITTEE ANNUAL CALENDAR
(December 31 year end)

Annual Audit Committee Meeting:     March

Quarterly Audit Committee Meetings: May, August and November

•           Approval of quarterly financial statements such as:

- MD&A; - press release; -estimates and management judgments; and - Review of report from external auditor.

•           Management certification process with report from CEO/CFO and processes followed.

•           Other standard items including management reporting on:

- Material communication with rating agencies; - Material legal matters/litigation; and - Analyst reports.

•	Report from Audit Committee Chair on pre-approvals for audit, non-audit, review or attestation assignments.

•           In camera review with external auditor.

February or March Meeting to Review Audited Financial Statements

•           Review annual financial statements, MD&A and related disclosure.

•           Discuss significant accounting policies.

•           Discuss critical estimates, and judgments and impact on statements.

•           Review business risks disclosure in MD&A.

•	Receive external auditor's report on statutory audit and various matters where external auditor is required to report, such as:

- auditor independence;
- methods used to account for significant unusual transactions;
-material proposed audit adjustments and immaterial adjustments not recorded by management;
- auditor judgments about the quality of the Company's accounting principles;
- management-related issues encountered in performing the audit; and
-disagreements with management over the application of accounting principles, management's accounting estimates and related matters.

•	Review management's "internal control report" to be included in annual report and external auditor's assessment of same.

•	Internal control issues, if any.

•	Separate in camera meetings with the external auditor and external counsel.

•	Annual information form and comparable 40-F.

•
Public disclosure relevant to Audit Committee, such as re-appointment of auditor, disclosure of pre-approval procedures as required by SEC Auditor Independence Rules and disclosure relating to financial experts.

October/November Meeting

•	Discuss annual audit plan including scope of engagement and related matters such as:

- audit team and potential rotation; - review and consideration of budgeted audit fees; and - special areas for concentration by external audit.

•	Review preparations for production of "internal control report" for annual report.

•	Review Audit Committee charter and report to Board.

•	Review and affirmation of principles for pre-approval of audit, non-audit, review and attestation services.

Special issues to be dealt with at one or more regular meetings or through a special meeting of the Audit Committee

•	Educational component to Audit Committee functions such as:

- critical accounting policies/estimates/general discussion;
- treasury activities;
- internal control risks;
- support to CEO/CFO certification;
- financing vehicles, loan documents and applicable covenant patterns;
- taxation issues and tax planning;
- new developments such as:
- non-GAAP earnings measures; and
- identification of financial experts;
- competitors and accounting issues involving competitors;
- preparing of Audit Committee effectiveness report for Board of Directors;
-business risks and related oversight responsibilities of Audit Committee including applicable procedures; and
- earnings guides such as:
- pro forma reporting; and
- selective disclosure policy.

•
Review and consideration of succession planning and related issues with respect to Audit Committee Chair and Audit Committee members in light of independence requirements and financial expertise requirements.

•	Communication with the Corporate Governance Committee as may be required.

•	Review of complaints received and outcome of investigation.

These educational elements may be dealt with at a special annual meeting of the Committee.